QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 21, 2005

Registration Statement No. 333-124718

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENCO SHIPPING & TRADING LIMITED
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
Genco Shipping & Trading Limited 35 West 56th Street New York, New York 10019 (646) 443-8550 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)
Copies to:
Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)		Ted W. Paris, Esq. Baker Botts L.L.P. 3000 One Shell Plaza 910 Louisiana Houston, Texas 77002 (713) 229-1234 (telephone number) (713) 229-1522 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2) (3)	Amount of Registration Fee(5)

Common Stock, $0.01 par value(1)	$298,885,000	$35,179(6)

Preferred Stock Purchase Rights(4)	—	—

(1)
In accordance with Rule 457(o) of the Securities Act, the number of shares of Common Stock being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3)
Includes Common Stock that may be sold pursuant to the underwriters' over-allotment option granted by the selling shareholder.

(4)
Rights initially will trade together with the Common Stock. The value attributable to the rights, if any, will be reflected in the market price of the Common Stock.

(5)
Since the preferred stock purchase rights trade together with the Common Stock, the registration fee for the Common Stock also covers the rights.

(6)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 21, 2005

PROSPECTUS

11,300,000 Shares

Common Stock

        Genco Shipping & Trading Limited is offering 11,300,000 shares of its common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GSTL." This is our initial public offering and no public market currently exists for our shares. We anticipate the initial public offering price will be between $22.00 and $23.00 per share.

        Investing in our common stock involves risk.

        See "Risk Factors" beginning on page 12.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Genco Shipping & Trading Limited	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Fleet Acquisition LLC, the selling shareholder, has granted the underwriters a 30-day option to purchase up to an additional 1,695,000 shares of common stock, to cover over-allotments. We will not receive any proceeds from the sale of common stock by the selling shareholder.

Jefferies & Company, Inc.	Morgan Stanley

Banc of America Securities LLC

Dahlman Rose & Company

DnB NOR Markets

The date of this Prospectus is                 , 2005

Genco Knight (Panamax Bulk Carrier)

Genco Progress (Handysize Bulk Carrier)

        We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, for a more complete understanding of our business and this offering.

        Except where we or the context otherwise indicate, the information presented in this prospectus assumes (1) an initial public offering price of $22.50 per share which is the midpoint of the estimated initial public offering price range, (2) that the underwriters will not exercise their option to purchase additional shares and (3) no issuance of any of the shares of our common stock reserved for issuance under our intended equity incentive plan. The information in this prospectus gives effect to a 27,000:1 stock split in the form of a stock dividend which took effect on July 18, 2005. Unless we or the context otherwise indicate, in this prospectus references to "we," "us," "our company" and "our" refer to Genco Shipping & Trading Limited and its subsidiaries. We refer in this prospectus to the 16 drybulk carriers that we currently own as "our fleet."

Our Company

        We are a newly formed New York City-based company, incorporated in the Marshall Islands. We transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Our fleet consists of 16 drybulk carriers which we acquired from a subsidiary of The China National Cereals Oil and Foodstuffs Corp., or COFCO, a Chinese conglomerate, in December 2004 and during the first six months of 2005. Fourteen of the 16 vessels in our fleet are on long-term time charters, with an average remaining life of 1.7 years as of March 31, 2005. Currently, the Genco Leader and the Genco Trader are on short-term time charters that are scheduled to expire in July 2005. Following expiration of their time charters, these two vessels may be employed on either the spot charter market or on long-term time charter depending on market conditions. All of our vessels are chartered to reputable charterers, including Lauritzen Bulkers A/S, or Lauritzen Bulkers, Cargill International S.A., or Cargill, BHP Billiton Marketing AG, or BHP, NYK Bulkship Europe, or NYK Europe, and Hyundai Merchant Marine Co. Ltd., or HMMC. All of our present charterers have been approved by the lenders under our current credit facility. Due to the length and the average remaining life of our time charters, we expect these time charters to provide us with stable revenues for the next 12 to 18 months.

        We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we intend to use the net proceeds of this offering to repay a significant portion of our existing indebtedness. We are also negotiating a new credit facility that we expect to use to refinance our existing indebtedness and to acquire additional vessels that will be employed either in the spot or period charter market.

Our Fleet

        Our fleet consists of five Panamax, six Handymax and five Handysize drybulk carriers, with an aggregate carrying capacity of approximately 790,000 dwt. As of March 31, 2005, the average age of our fleet was eight years, as compared to the average age for the world fleet of approximately 16 years for the drybulk shipping segments in which we compete. See "The International Drybulk Shipping Industry." All of the vessels in our fleet were built in Japanese shipyards with a reputation for constructing high-quality vessels. Our fleet contains three groups of sister ships, which are vessels of virtually identical sizes and specifications.

        The following table summarizes information about our fleet:

Vessel Name	Class	Dwt	Year Built	Charterer	Time Charter Rate (1)	Charter Expiration (2)
Genco Beauty (3)	Panamax	73,941	1999	Cargill	$29,000	February 2007
Genco Knight (3)	Panamax	73,941	1999	BHP	29,000	January 2007
Genco Leader (3)	Panamax	73,941	1999	Cargill	27,500 (4)	July 2005
Genco Vigour (3)	Panamax	73,941	1999	BHP	29,000	December 2006
Genco Trader	Panamax	69,338	1990	STX Pan Ocean	17,350	July 2005
Genco Success (5)	Handymax	47,186	1997	KLC	23,850	January 2007
Genco Carrier (5)	Handymax	47,180	1998	DBCN, Panama	24,000	December 2006
Genco Prosperity (5)	Handymax	47,180	1997	DS Norden	23,000	March 2007
Genco Wisdom (5)	Handymax	47,180	1997	HMMC	24,000	January 2007
Genco Marine	Handymax	45,222	1996	NYK Europe	26,000 (6)	March 2007
Genco Glory	Handymax	41,061	1984	E D F Man Shipping	18,250	December 2006
Genco Explorer (7)	Handysize	29,952	1999	Lauritzen Bulkers	17,250	August 2006
Genco Pioneer (7)	Handysize	29,952	1999	Lauritzen Bulkers	17,250	September 2006
Genco Progress (7)	Handysize	29,952	1999	Lauritzen Bulkers	17,250 (8)	September 2006
Genco Reliance (7)	Handysize	29,952	1999	Lauritzen Bulkers	17,250	August 2006
Genco Sugar (7)	Handysize	29,952	1998	Lauritzen Bulkers	17,250	August 2006

(1)
Time charter rates presented are the gross daily charterhire rates before the payments of brokerage commissions ranging from 1.25% to 5% to unaffiliated third parties. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.

(2)
The dates presented on this table represent the earliest dates that our charters may be terminated. Except with respect to the Genco Trader and Genco Leader charters, under the terms of the contracts, charterers are entitled to extend time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.

(3)
Each vessel is a sister ship of the other indicated vessels.

(4)
Rate is $27,500 if discharge is between Singapore and Japan or $27,000 if discharge is elsewhere in Southeast Asia, that is, Indonesia, Malaysia, the Philippines or Thailand.

(5)
Each vessel is a sister ship of the other indicated vessels.

(6)
The time charter rate is $26,000 until March 2006 and $18,000 thereafter.

(7)
Each vessel is a sister ship of the other indicated vessels.

(8)
The time charter rate was $21,560 through March 2005 and $17,250 thereafter.

Fleet Management

        Our management team and other employees are responsible for the commercial and strategic management of our fleet. Commercial management involves negotiating charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management involves locating, purchasing, financing and selling vessels. Our management team is led by our President, Robert Gerald Buchanan, who has 40 years of experience in the shipping industry and most recently served as the managing director of Wallem.

        We intend to use the services of reputable independent technical managers for the technical management of our fleet. We currently contract with Wallem Shipmanagement Limited of Hong Kong, or Wallem, an independent technical manager, for our technical management. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical manager. The head of our technical management team has over 30 years of experience in the shipping industry.

Industry Trends

        The drybulk shipping industry is an essential link in international trade because it is the only practical and cost effective means of transporting large volumes of many essential commodities between the continents and across the seas. It is a global industry whose demand is closely tied to the level of economic activity in the world. According to Drewry Shipping Consultants Limited, or Drewry, since the fourth quarter of 2002, the shipping industry has experienced the highest charter rates and vessel values in its modern history. Although charter rates have declined since their recent highs, they remain significantly higher than their long-term historical averages. These high charter rates and vessel values are due to the favorable imbalance between the supply of and demand for ships. For drybulk shipping, this imbalance is currently a function of:

        Supply:

  •
  Shipyards where new ships are constructed are at capacity until 2008, limiting the number of new vessels that will enter the market in coming years; and

  •
  Port congestion worldwide as a result of increased shipping activity, lack of adequate rail, road and other intermodal transportation infrastructure and the implementation of stringent security measures at certain ports have effectively reduced the supply of vessels that is available for hire at any particular time.

        Demand:

  •
  Increasing global production and consumption and international trade have driven the strong demand for ships; and

  •
  China and India have helped drive demand for drybulk carriers as they continue to:

•
expand iron ore and coking coal shipments;

•
become net importers of coal; and

•
increase their grain inventories.

        However, vessel charter rates and values have historically been extremely volatile and are affected by numerous variables including demand for commodities that are transported by sea, many of which are outside of our control. We cannot predict or offer assurances as to charter rates or vessel values in any period or that the industry trends described above will continue.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including the following:

  •
  We own a modern, high-quality fleet of drybulk carriers.    We have a modern fleet consisting of vessels with an average age of eight years as of March 31, 2005 as compared to the average age of approximately 16 years for the world fleet. All of our vessels were built in Japanese shipyards with a reputation for constructing high-quality vessels. We believe that owning a modern, high-quality fleet reduces operating costs and fuel consumption, allows us to secure favorable financing terms and makes our fleet more reliable, which improves utilization. All of these factors provide us with a competitive advantage in securing favorable time charters.

  •
  Our fleet includes three groups of sister ships.    We believe that maintaining a fleet that includes sister ships increases our revenue generating potential by improving our operational and scheduling flexibility and reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels.

  •
  Our Chairman and board of directors have substantial experience in the shipping industry.    Peter C. Georgiopoulos, the Chairman of our board of directors, is the founder of General Maritime Corp. (NYSE: GMR), a large, publicly-traded supplier of international seaborne crude oil transportation services. Mr. Georgiopoulos oversaw the growth of General Maritime from a single-vessel privately owned company to a publicly traded owner and operator of 47 tankers. Including Mr. Georgiopoulos, four of the six members of our board have extensive maritime experience, including managing publicly traded shipping companies.

  •
  We have an experienced U.S.-based management team.    Our management team will be based in New York City and includes several executives with extensive experience in the shipping industry who have demonstrated substantial ability in managing the commercial, technical and financial aspects of our business. Our management team is led by our President, Robert Gerald Buchanan, who has 40 years of experience in the shipping industry and most recently served as the managing director of Wallem. Mr. Buchanan has a broad range of experience, most recently as a senior executive involved in ship management operations and engineering. Our Chief Financial Officer, John C. Wobensmith, has over 11 years of experience in the shipping industry, with a concentration in shipping finance.

  •
  We benefit from strong relationships with members of the shipping and financial industries.    We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the direct result of the quality and experience of our management team. In addition, we have developed a strong relationship with our technical manager, Wallem, an international vessel management company with over 35 years of experience. Wallem currently manages 211 vessels with a carrying capacity totaling in excess of 16 million dwt while meeting strict quality control standards. We believe that these relationships will lead to greater charter opportunities for our vessels.

  •
  We have a strong balance sheet and will have limited indebtedness outstanding immediately after the completion of the offering.    We expect to repay a significant portion of our outstanding indebtedness with the net proceeds of this offering. We expect this reduction in outstanding indebtedness, along with our new credit facility, will increase our borrowing ability, which together with the free cash flow from our operations, will allow us to fund future vessel acquisitions and, consistent with our strategy, will enhance our ability to make dividend payments.

  •
  We will maintain commercial management of our fleet in-house.    We intend to retain the commercial management of our fleet in-house, thereby benefiting from the substantial experience of our management team in the shipping industry while avoiding brokerage commissions to related parties. It also serves to prevent conflicts of interest because, unlike transactions involving brokers, our employees do not have a personal financial interest in the charter contracts.

Our Business Strategy

        Our strategy is to manage and expand our fleet in a manner that enables us to pay dividends to our shareholders. To accomplish this objective, we intend to:

  •
  Strategically expand the size of our fleet.    We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose and amounts borrowed under our new credit facility.

  •
  Continue to operate a high-quality fleet.    We intend to maintain a modern, high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical manager's rigorous and comprehensive maintenance program. In addition, our technical managers maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea.

  •
  Pursue an appropriate balance of time and spot charters.    All of our vessels, with the exception of the Genco Leader and the Genco Trader, are under long-term charters with an average remaining life of 1.7 years as of March 31, 2005. These charters provide us with relatively stable revenues and a high fleet utilization. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including arranging longer charter periods and entering into short-term time and voyage charters.

  •
  Maintain low-cost, highly efficient operations.    We intend to outsource technical management of our fleet to third-party technical managers at a lower cost than we could achieve by performing the function in-house. Our management team will actively monitor and control vessel operating expenses incurred by these independent technical managers by overseeing their activities. Finally, we will maintain low-cost, highly efficient operations by capitalizing on the cost savings and economies of scale that result from operating sister ships.

  •
  Capitalize on our management team's reputation.    We intend to capitalize on our management team's reputation for high standards of performance, reliability and safety, and maintain strong relationships with major international charterers, many of whom consider the reputation of a vessel owner and operator when entering into time charters. We believe that our management team's track record improves our relationships with high quality shipyards and financial institutions, many of which consider reputation to be an indicator of creditworthiness.

Dividend Policy

        Our policy is to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys, funding of future acquisitions and other purposes as our board of directors may determine are required, after taking into account contingent liabilities, the terms of our indebtedness, our growth strategy, other cash needs and the requirements of Marshall Islands law. We expect to declare our first quarterly dividend of $0.54 per share by November 2005 (based on our operations for the third quarter of 2005). We are a newly formed corporation with no history of payment of dividends. Declaration of dividends is solely in the discretion of our board of directors.

        We determined our initial expected dividend as an amount that we considered sustainable after taking into account:

  •
  Our current contracted time charter coverage for our fleet;

  •
  Reserves for drydocking;

  •
  Our ability to repay debt service incurred in connection with future acquisitions.

        We did not determine our dividend as a percentage of cash flow. Please see the section of this prospectus entitled "Dividend Policy" for additional information regarding dividend payments generally.

        We believe that under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate individual U.S. shareholders (through 2008). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain. For more information about the tax consequences of payment of dividends, please read "Tax Considerations."

Principal Executive Offices

        Genco Shipping & Trading Limited is a holding company incorporated under the laws of the Marshall Islands. We maintain our principal executive offices at 35 West 56th Street, New York, New York 10019. Our telephone number at that address is (646) 443-8550.

 The Offering(1)

Common stock offered by Genco Shipping & Trading Limited	11,300,000 shares
Common stock to be outstanding immediately after this offering	24,800,000 shares
Use of proceeds
We estimate that we will receive net proceeds of approximately $237 million from the issuance of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We expect to use all of the net proceeds that we receive in this offering to repay approximately $237 million of our outstanding indebtedness. See "Use of Proceeds."
Nasdaq National Market listing	Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GSTL."

(1)
Does not include shares to be reserved for issuance under our intended equity incentive plan. This also assumes no exercise of the over-allotment option to purchase up to 1,695,000 shares of our common stock granted by the selling shareholder to the underwriters. If that option is exercised, we will not receive any proceeds from the sale of shares of common stock by the selling shareholder.

Risk Factors

        Investing in our common stock involves substantial risks. These risks include, among others:

  •
  We cannot assure you that we will pay dividends which could reduce the return on your investment in us. Our ability to pay dividends will depend on, among other things, our earnings and cash flow, cash reserves, our ability to obtain financing on terms acceptable to us, our ability to satisfy the covenants contained in our financing arrangements and our compliance with relevant provisions of Marshall Islands law.

  •
  We will depend to a significant degree upon third-party managers to provide the technical management of our fleet. Any failure of these technical managers to perform their obligations could adversely affect our business. We intend to use the services of reputable independent technical managers for the technical management of our fleet. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against a third-party manager if it defaults on its obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

  •
  The international drybulk shipping industry is cyclical and volatile, which may lead to reductions and volatility in our charter rates, vessel values and results of operations. If we enter into new charters when charter hire rates are low, our earnings, the value of our vessels and our ability to pay dividends may be adversely affected.

  •
  The shipping industry has inherent operational risks which may adversely affect our business. The shipping industry has inherent operational risks, including loss of vessels, environmental accidents, piracy and terrorist attacks. Although we insure our vessels against those types of risks commonly insured against by vessel owners and operators, we cannot assure you that we are adequately insured against all risks.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all of the information in this prospectus before investing in our common stock. In particular, we urge you to consider carefully the additional factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12.

New Credit Facility

        On July 5, 2005, we entered into a binding letter of commitment with a syndicate of commercial lenders that will, subject to certain conditions, provide us with a new credit facility of up to $450 million. The new credit facility will be effective as of the closing of this offering. See "New Credit Facility" for additional information about our new credit facility.

Summary Consolidated Financial and Other Data

        The following table sets forth our summary consolidated financial and other data. The selected consolidated financial data in the table as of and for the three months ended March 31, 2005 and as of and for the period from September 27, 2004 (date of inception) through December 31, 2004 are derived from our consolidated financial statements included in this prospectus. We refer you to the footnotes in our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included in this prospectus. We were incorporated on September 27, 2004, and our operations began on December 6, 2004, with the delivery of our first vessel. Accordingly, our results of operations for the period ended December 31, 2004 do not reflect the results for a full twelve months of operation. In accordance with standard shipping industry practice, we did not obtain from the seller historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before our acquisition of them. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition."

	As of and for the three months ended March 31, 2005	As of and for the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands, except for per share amounts)
Income Statement Data:
Revenues	$21,399	$1,887

Operating Expenses:
Voyage expenses	890	44
Vessel operating expenses	2,016	141
General and administrative expenses	591	140
Depreciation	3,981	421

Total operating expenses	7,478	746

Operating income	13,921	1,141
Net interest expense	(2,537)	(234)

Net income	$11,384	$907

Earnings per share—Basic (1)	$0.84	$0.07

Earnings per share—Pro forma (2)	$0.55	$0.05

Balance Sheet Data:
Cash	$17,330	$7,431
Restricted cash	7,108	—
Total assets	408,121	201,628
Total debt (current and long-term)	318,673	125,766
Total shareholder's equity	84,758	73,374
Cash Flow Data:
Net cash flow provided by operating activities	$17,675	$2,718
Net cash flow used in investing activities	(193,270)	(189,414)
Net cash provided by financing activities	185,494	194,127
EBITDA (3)	$17,902	$1,562

	As of and for the three months ended, March 31, 2005	As of and for the period September 27, 2004 through, December 31, 2004
	(U.S. dollars, except for fleet data)
Fleet Data:
Average number of vessels (4)	11.0	2.7
Number of vessels at end of period	14.0	6.0
Average age of fleet (in years)
Panamax	5.7	5.2
Handymax	10.5	13.8
Handysize	6.0	5.8
Fleet average	7.6	8.3
Ownership days (5)
Panamax	230.7	15.5
Handymax	320.7	26.7
Handysize	435.9	41.8

Total	987.3	84.0

Available days (6)
Panamax	227.6	15.5
Handymax	318.5	26.7
Handysize	435.0	41.8

Total	981.1	84.0

Operating days (7)
Panamax	221.5	15.5
Handymax	317.2	26.7
Handysize	435.0	41.8

Total	973.7	84.0

Fleet utilization (8)
Panamax	97.3%	100.0%
Handymax	99.6%	100.0%
Handysize	100.0%	100.0%
Fleet average	99.2%	100.0%
Average Daily Results:
Time Charter Equivalent (9)
Panamax	$28,234	$41,367
Handymax	20,877	18,166
Handysize	17,091	17,191
Fleet average	20,904	21,960

	For the three months ended, March 31, 2005	For the period September 27, 2004 through, December 31, 2004
	(U.S. dollars, except for fleet data)
Daily vessel operating expenses (10)
Panamax	$2,503	$2,101
Handymax	1,917	1,577
Handysize	1,893	1,597
Fleet average	2,042	1,683

(1)
Gives effect to a 27,000:1 stock split in the form of a stock dividend, which results in weighted average outstanding shares of 13,500,000 for the period.

(2)
Pro forma earnings per share gives effect to our issuance of 11,300,000 shares common stock (24,800,000 shares of common stock outstanding) at an assumed offering price of $22.50 per share (representing the midpoint of the price range set forth on the cover of this prospectus), reflecting the portion of the shares of common stock sold, the proceeds of which are being used for debt repayment. Interest expense of $2,265 and $242 for the three months ended March 31, 2005 and for the period September 27, 2004 (date of inception) through December 31, 2004, respectively, has been removed from this calculation.

(3)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by the generally accepted accounting principals in the United States of America, or U.S. GAAP, and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands)

Net income	$11,384	$907
Net interest expense	2,537	234
Income tax expense	—	—
Depreciation	3,981	421

EBITDA	$17,902	$1,562

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(5)
Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(6)
Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(7)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(8)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(9)
Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per-voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenues (net of voyage expenses) by available days.

(10)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus, before making an investment in our common stock. Any of these risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. As a result of any of these risks, you may lose all or part of your investment.

Industry Specific Risk Factors

        The international drybulk shipping industry is cyclical and volatile, which may lead to reductions and volatility in our charter rates, vessel values and results of operations.

        The international drybulk shipping industry is cyclical and volatile. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by marine vessels internationally. The factors affecting supply and demand for vessels and supply and demand for products or materials transported by drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence demand for drybulk carriers include:

  •
  supply of and demand for drybulk products;

  •
  the distance drybulk products are to be moved by sea;

  •
  the globalization of manufacturing;

  •
  global and regional economic and political conditions;

  •
  changes in global production of drybulk cargoes;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns;

  •
  environmental and other regulatory developments; and

  •
  currency exchange rates.

        The factors that influence the supply of drybulk carriers include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  the costs of building new vessels and drydocking vessels for repair;

  •
  changes in environmental and other regulations that may limit the useful life of vessels;

  •
  the number of vessels that are out of service; and

  •
  port or canal congestion.

        Our ability to recharter our drybulk carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the drybulk carrier market. If the drybulk carrier market is in a period of depression when our vessels' charters expire or we are trying to charter newly acquired vessels, we may be forced to charter them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

        In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

        Charter rates for drybulk carriers have recently been at historically high levels and future growth will depend on continued growth in the world economy.

        During the past year, charter rates for drybulk carriers have been at historically high levels. We anticipate that future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

        A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, and particularly in China or Japan, may have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, results of operations, cash flows, financial condition and ability to pay dividends will likely be materially and adversely affected by an economic downturn in any of these countries.

        We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in the jurisdictions in which our vessels operate, including those described below, as well as in the country or countries of their registration. Because such conventions, treaties, laws and regulations are often revised, we cannot predict the ultimate cost of compliance or the impact thereof on the resale price or useful life of our vessels. Additional conventions, treaties, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our operations, and some of the conditions imposed by such governments and agencies to obtain or renew such authorizations may include requirements outside of our control.

        The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's, or IMO's, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Any failure on our part to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

        Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance coverage. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

        While we do not carry oil as cargo, we do carry bunkers in our drybulk carriers. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. Damages from a catastrophic spill exceeding our insurance coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

        International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        The shipping industry has inherent operational risks which may adversely affect our business.

        Our vessels and their cargoes are at risk of being damaged or lost, and our business may be interrupted, because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, increased costs, loss of revenues, loss or damage to property (including cargo), environmental damage, higher insurance rates, damage to our customer relationships, harm to our reputation as a safe and reliable operator and delay or rerouting.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel's position. The loss of earnings while vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could damage our reputation as a safe and reliable vessel operator and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Terrorist attacks and international hostilities could adversely affect our results of operations and financial condition.

        Terrorist attacks, the threat of attacks and the response of the United States and other countries to these attacks could adversely affect (1) global trading conditions and, consequently, the demand for drybulk carrier transportation and (2) borrowing conditions in the global financial markets and, consequently, our ability to obtain additional financing on terms acceptable to us or at all. Terrorists have specifically targeted vessels in the past, and there can be no assurance they will not do so in the future. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which could result in increased volatility of the financial markets and have a negative effect on the U.S. and global economy. Any future terrorist attack could have a direct or indirect adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could reduce our net cash flows and net income.

        The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, which is a member of the International Association of Classification Societies, or Lloyds Register of Shipping, Nippon Naiji Kyokai (NK Class) or China Classification Society.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

        If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facility, which would negatively impact our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Labor interruptions could disrupt our business.

        Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

        We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

        Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

        A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, results of operations, cash flows, financial condition and ability to pay dividends.

        Rising fuel prices may adversely affect our profits.

        While we currently have no charters under which we are bearing the cost of fuel (bunkers), fuel is a significant, if not the largest, expense for many of our shipping operations when our vessels are under voyage charter. However, upon redelivery of vessels at the end of a time charter, we may be obligated to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Company Specific Risk Factors

        Our earnings may be adversely affected if we do not successfully employ our vessels.

        All of the vessels in our fleet, with the exception of the Genco Leader and the Genco Trader, whose charters are scheduled to expire in July 2005, are presently engaged under long-term time charters that expire (assuming the option periods in the time charters are not exercised) between August 2006 and March 2007. Although time charters provide relatively steady streams of revenues, our vessels committed to time charters may not be available for spot voyages during periods of increasing charterhire rates, when spot voyages might be more profitable. While current charterhire rates for drybulk carriers are high (relative to historical periods), the market is volatile, and in the past charterhire rates for drybulk carriers have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings. We cannot assure you that future charterhire rates will enable us to operate our vessels profitably.

        If we cannot find profitable employment for additional vessels that we acquire, our earnings will be adversely affected.

        We generally acquire vessels free of charter, although we may acquire some vessels with time charters. In addition, where a vessel has been under voyage charter, it is rare in the shipping industry for the last charterer of the vessel in the seller's hands to continue as the first charterer of the vessel in the buyer's hands. We cannot assure you that we will be able to arrange immediate or profitable employment for vessels that we acquire. If we cannot do so, our earnings will be adversely affected.

        We depend upon a small number of charterers for a large part of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

        We have derived a significant part of our revenues from a small number of charterers. As of March 31, 2005, all of our revenues were derived from ten charterers. If we were to lose any of these charters, or if any of these charterers significantly reduced its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition could be adversely affected.

        Our practice of purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

        All of our drybulk carriers were previously owned by a third party. Our current business strategy includes additional growth through the acquisition of previously owned vessels. While we normally inspect previously owned vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

        Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

        We will depend to a significant degree upon third-party managers to provide the technical management of our fleet. Any failure of these technical managers to perform their obligations could adversely affect our business.

        We intend to contract the technical management of our fleet, including crewing, maintenance and repair services, to third-party technical management companies. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against a third-party manager if it defaults on its obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

        We cannot assure you that we will pay dividends, which could reduce the return on your investment in us and the market value of our common stock.

        We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our loan agreements and those created by Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. We expect that our new credit facility will not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant.

        We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also enter into new agreements or the Marshall Islands or another jurisdiction may adopt laws or regulations that place additional restrictions on our ability to pay dividends. Consequently, we cannot assure you that dividends will be paid with the frequency indicated in this prospectus or at all. If for any reason we are unable or elect not to pay dividends, the return on your investment in us may be reduced below what it would have been had such dividends been paid.

        We may not be able to grow or effectively manage our growth, which could cause us to incur additional indebtedness and other liabilities and adversely affect our business.

        A principal focus of our business strategy is to grow by expanding our business. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

  •
  identify vessels for acquisition;

  •
  consummate acquisitions or establish joint ventures;

  •
  integrate acquired vessels successfully with our existing operations;

  •
  expand our customer base; and

  •
  obtain required financing for our existing and new operations.

        Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, competition from other buyers for vessels could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with these plans.

  Any issuance of additional shares of common stock could dilute your interest in our company.

        We may, from time to time, issue additional shares of common stock to support our growth strategy, reduce debt or to provide us with capital for other purposes that our board of directors believes to be in our best interest. To the extent that you do not purchase additional shares that we may issue, your interest in our company will be diluted, which means that your percentage of ownership of our company will be reduced. Following such a reduction, your common stock would represent a smaller percentage of the vote in our board of directors elections and other shareholder decisions. In addition, if additional shares are issued, depending on the circumstances, our dividends per share could be reduced.

        A decline in the market value of our vessels could lead to a default under our new credit facility and the loss of our vessels, which would adversely affect our business.

        We have entered into a binding letter of commitment with a syndicate of commercial lenders that will, subject to certain conditions, provide us with a new credit facility of up to $450 million. If the market value of our fleet declines, we may not be in compliance with certain provisions of this new credit facility, and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of our vessels declines below approximately 130% of the aggregate amount outstanding under the new credit facility, we will not be in compliance with certain provisions of the facility, and we may not be able to refinance our debt or obtain additional financing. The market value of our fleet is currently above the minimum market value that will initially be required by our new credit facility. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to satisfy these provisions. Events beyond our control, including changes in the economic and business conditions in the shipping industry, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy all our debt covenants in the future or that our lenders will waive any failure to do so.

        We cannot assure you that we will be able to borrow amounts under our new credit facility. In addition, restrictive covenants in that credit facility may impose financial and other restrictions on us which could negatively impact our growth and adversely affect our operations.

        Our ability to borrow amounts under our new credit facility will be subject to the execution of definitive documentation relating to the facility, including security documents, the satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Among others, it will be a condition precedent to the initial drawdown under our new credit facility that we have received at least $230 million in net cash proceeds from this offering. It will be a condition precedent to each subsequent drawdown under the facility that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) not be greater than 65% of the fair market value of the vessels securing borrowings under the facility. To the extent that we are not able to satisfy these requirements, we may not be able to draw down the full amount under the credit facility without obtaining a waiver or consent from the lender. In addition, the covenants in the new credit facility are expected to require us, among other things, to:

  •
  ensure that the fair market value of our collateral vessels is not less than 130% of our outstanding indebtedness;

  •
  maintain a ratio of total indebtedness to total capitalization of not more than 0.70 to 1.00 for the first five years and 0.60 to 1.00 thereafter;

  •
  maintain a ratio of our earnings before interest, taxes, depreciation and amortization to interest expense of not less than 2.00 to 1.00;

  •
  maintain working capital liquidity in an amount not less than $500,000 per vessel securing borrowings under the facility; and

  •
  maintain a minimum shareholder's equity of no less than 80% of our shareholder's equity at the end of the last fiscal quarter preceding the completion of this offering on a pro forma basis assuming completion of this offering.

We cannot assure you that we will be able to comply with these covenants in the future.

        Our new credit facility will impose operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness on satisfactory terms or at all;

  •
  incur liens on our assets;

  •
  sell our vessels or the capital stock of our subsidiaries;

  •
  make investments;

  •
  engage in mergers or acquisitions;

  •
  pay dividends (following an event of default or our breach of a covenant);

  •
  make capital expenditures;

  •
  compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest and from executing our business strategy of growth through acquisitions.

        If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

        In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

        We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

        We are a holding company and our subsidiaries, which are all wholly owned by us, either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our board of directors may determine that is not in our best interest to pay dividends.

        Our ability to obtain additional debt financing may depend on the performance of our then existing charters and the creditworthiness of our charterers.

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

        If our independent auditor is unable to provide us with an unqualified attestation report as to the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 when that requirement becomes applicable to us, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

        Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 10-K a report containing our management's assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement will first apply to us with respect to our annual report on Form 10-K for the fiscal year ending December 31, 2006. After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements when they become applicable to us. If our independent auditor is unable to provide us with an unqualified attestation report on a timely basis as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

        If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

        Our current financial and operating systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our outside technical managers to recruit suitable additional seafarers and shore-based administrative and management personnel. We cannot assure you that our outside technical managers will be able to continue to hire suitable employees as we expand our fleet.

        We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

        Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers. We intend to enter into employment contracts with our President, Robert Gerald Buchanan, and our Chief Financial Officer, John Wobensmith.

        We may not have adequate insurance to compensate us if we lose our vessels or to compensate others.

        We carry hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), and war risk insurance for our fleet. We currently maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We cannot assure you that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future.

        We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues.

        Any uninsured or underinsured loss may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

        We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

        We are indemnified for legal liabilities incurred while operating our vessels through membership in protection and indemnity associations, or P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

        We will continue to be controlled by Fleet Acquisition LLC after this offering, which may limit your ability to influence our actions.

        Assuming that the underwriters do not exercise their over-allotment option, Fleet Acquisition LLC, or Fleet Acquisition, will own 54.4% of the outstanding shares of our common stock immediately following this offering. As a result of this share ownership and for so long as Fleet Acquisition owns a significant percentage of our outstanding common stock, Fleet Acquisition will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

  We may have to pay tax on U.S. source income, which would reduce our earnings.

        Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August 2003. We currently anticipate that we should be eligible to qualify for this statutory tax exemption after the offering. However, our eligibility to qualify for exemption is dependent on certain circumstances related to the ownership of our common stock which are beyond our control and on our interpretation of existing Treasury regulations, and we can therefore give no assurance that we will be eligible to qualify for exemption under Section 883 after the offering. If we are subject to the tax, from commencement of our operations through March 31, 2005 our potential tax liability in connection with U.S. source shipping income would be $10,220. Since the movement of our vessels is generally controlled by the charterers, future liability resulting from U.S. source shipping income cannot be predicted with certainty.

        In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

        If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

        U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in the Treasury Regulations. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

        Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in U.S. dollars, but we may incur drydocking costs and special survey fees in other currencies. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

        We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compares with shareholder rights under Delaware law, we refer you to our discussion under the heading "Certain Marshall Islands Company Considerations."

        Provisions in our organizational documents, our credit facilities and our shareholder's rights plan make it difficult for our shareholders to replace or remove our current board of directors and could prevent, discourage or delay a merger or acquisition, which could adversely affect the market price of our common stock.

        Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, our articles of incorporation and bylaws contain provisions that may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

        These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office;

  •
  prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limiting the persons who may call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

        Our ability to enter into a merger or consolidation or to sell all or substantially all of the collateral securing our credit facility will also be restricted under the terms of our new credit facility.

        These provisions in our new credit facility, articles of incorporation and bylaws could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock. In addition, we have entered into a shareholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors.

Offering Specific Risk Factors

        There is no guarantee that an active and liquid public market for our common stock will develop, which may cause shares of our common stock to trade at a discount and make it difficult to sell the shares of common stock you purchase.

        Before this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any shares of our common stock you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

        The price of our common stock after this offering may be volatile and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the shipping industry;

  •
  market conditions in the shipping industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors;

  •
  the general state of the securities market; and

  •
  other developments affecting us, our industry or our competitors.

        Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common stock and limit the number of investors who are able to buy our common stock. The drybulk sector of the shipping industry has been highly unpredictable and volatile. The market price of our common stock may be similarly volatile. As a consequence of these factors, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in this offering.

        You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

        If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by our existing shareholder for its shares. As a result, you will incur immediate and substantial dilution of $9.59 per share, representing the difference between the initial public offering price and our pro forma as adjusted net tangible book value per share at March 31, 2005, after giving effect to this offering. In addition, purchasers of our common stock from us in this offering will have contributed approximately 77% of the aggregate price paid by all purchasers of our common stock from us, but will own only approximately 46% of the shares outstanding after this offering. For more information, please see "Dilution."

        Future sales of shares could depress the market price for our common stock.

        Upon consummation of our offering, Fleet Acquisition will own approximately 54.4%, of our outstanding common stock, which may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of its status as our "affiliate." Furthermore, shares held by our present shareholder as well as our officers and directors will be subject to a 180-day lock-up agreement. Following the expiration of the lock-up, we have agreed to register the shares held by Fleet Acquisition for resale on demand by the shareholder. For more information, please see "Shares Eligible for Future Sale" and "Underwriting—Lock-up Agreements." Sales or the possibility of sales of substantial amounts of shares of our common stock by Fleet Acquisition in the public markets could adversely affect the market price of our common stock. These sales, or the perception that these sales could occur, could also adversely impact our ability to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future equity offerings.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements.

        Forward-looking statements in this prospectus include, but are not limited to, statements about:

  •
  our future operating or financial results;

  •
  our pending or recent acquisitions, our business strategy and our expected capital spending or operating expenses, including drydocking and insurance costs;

  •
  shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

  •
  our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels or vessels' useful lives.

        Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the "Risk Factors" section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  changes in economic and competitive conditions affecting our business;

  •
  potential liability from future litigation;

  •
  length and number of off-hire periods and dependence on third-party managers; and

  •
  other factors discussed under the "Risk Factors" section of this prospectus.

        You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

        Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate the net proceeds to us of this offering will be approximately $237 million after deducting underwriting discounts and commissions and estimated expenses related to this offering. This estimate is based on an assumed public offering price of $22.50 per share, representing the midpoint of the price range shown on the cover of this prospectus.

        We intend to use the net proceeds of this offering to repay approximately $237 million of our indebtedness under our current credit facility.

        The indebtedness being repaid bears interest at LIBOR plus 1.375% per year until repayment of $100 million and LIBOR plus 1.250% per year thereafter, and is scheduled to mature on April 1, 2010. This indebtedness was incurred to fund, in part, the acquisition of our fleet.

DIVIDEND POLICY

        Our policy is to declare quarterly distributions to shareholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare a dividend per share of $0.54 by November 2005 (based on our operations for the third quarter of 2005). However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We determined our initial expected dividend as an amount that we considered sustainable after taking into account:

  •
  Our current contracted time charter coverage for our fleet;

  •
  Reserves for drydocking;

  •
  Our ability to repay debt service incurred in connection with future acquisitions.

        We did not determine our dividend as a percentage of cash flow.

        The declaration and payment of any dividend will be subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We are a newly formed corporation with no history of payment of dividends. See "Risk Factors—We cannot assure you that we will pay dividends, which could reduce the return on your investment in us and the market value of our common stock" for a discussion of the risks related to our ability to pay dividends.

        We believe that under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders (through 2008). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain. For more information about the tax consequences of payment of dividends, please read "Tax Considerations."

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2005:

  •
  on an actual basis after giving effect to a 27,000:1 common stock split (in the form of a stock dividend) on July 18, 2005;

  •
  on an adjusted basis for subsequent events giving effect to: our incurrence of $38.3 million of long-term debt before the closing of this offering to finance purchase prices for two drybulk carriers that were delivered to us after March 31, 2005, the scheduled repayment of $20.6 million of long-term debt under our existing credit facility and an additional capital contribution of $2.7 million we received in May 2005; and

  •
  on a further as adjusted basis for subsequent events and this offering giving effect to: the change in our indebtedness described above, our issuance and sale of 11,300,000 shares of common stock in this offering at an assumed initial public offering price of $22.50 per share (representing the midpoint of the price range shown on the cover of this prospectus), the application of the net proceeds of this offering as described under "Use of Proceeds," $99.4 million of borrowings under our new credit facility to repay the remainder of our existing indebtedness, to write off $4.2 million of deferred financing fees associated with our existing credit facility and to give effect to the issuance of 40,000 shares of unvested restricted stock to senior management upon completion of the initial public offering, assuming an initial public offering price of $22.50.

        You should read this table in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included in this prospectus.

	At March 31, 2005 (unaudited)
	Actual	As Adjusted for Subsequent Events	As Adjusted for Subsequent Events and this Offering
	(U.S. dollars in thousands)
Debt:
Current portion of long-term debt	$75,857	$61,875	$—
Total long-term debt, net of current portion	242,816	274,500	99,380

Total debt	$318,673	$336,375	$99,380

Shareholder's equity:
Common stock, par value $0.01; actual and as adjusted for subsequent events-100,000,000 shares authorized, 13,500,000 issued and outstanding; as adjusted for subsequent events and this offering-100,000,000 shares authorized, 24,840,000 issued and outstanding	$135	$135	$248
Paid-in capital	72,332	75,037	312,819
Deferred compensation for restricted stock	—	—	(900)
Retained earnings	12,291	12,291	8,082

Total shareholder's equity	$84,758	$87,463	$320,249

Total capitalization	$403,431	$423,838	$419,629

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is in excess of the net tangible book value per share for the common stock outstanding before this offering.

        At March 31, 2005, we had net tangible book value as adjusted for subsequent events of $87.5 million, or $6.48 per share. After giving effect to our sale of 11,300,000 shares of common stock at a price of $22.50 per share, which is the midpoint of the estimated initial public offering price range of $22.00 to $23.00 per share in this offering, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters' over-allotment option is not exercised, the pro forma net tangible book value at March 31, 2005 would have been $320.2 million, $12.91 per share. This represents an immediate appreciation in net tangible book value of $6.43 per share to our existing shareholder and an immediate dilution of net tangible book value of $9.59 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at March 31, 2005:

Initial public offering price per share	$22.50

Net tangible book value per share, as adjusted for subsequent events, as of March 31, 2005	$6.48

Increase in net tangible book value per share attributable to new investors in this offering	$6.43

Pro forma net tangible book value per share after giving effect to this offering	$12.91

Dilution per share to new investors	$9.59

        Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

        The following table summarizes, on a pro forma basis as at March 31, 2005, the differences between the number of shares of common stock purchased in this offering from us, the total amount paid and the average price per share paid by the existing holder of shares of common stock and by you in this offering, based upon the assumed initial public offering price of $22.50 per share.

	Pro Forma Shares Outstanding		Total Consideration
			Amount (in thousands)		Average Price Per Share
	Number	Percent		Percent
Existing shareholder	13,500,000	54%	$75,172	23%	$5.57

New investors	11,300,000	46%	$254,250	77%	$22.50

Total	24,800,000	100%	$329,422	100%	$13.28

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial and other data. The selected consolidated financial data in the table as of and for the three months ended March 31, 2005 and as of and for the period from September 27, 2004 (date of inception) through December 31, 2004 are derived from our consolidated financial statements included in this prospectus. We refer you to the footnotes in our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in this prospectus. We were incorporated on September 27, 2004, and our operations began on December 6, 2004, with the delivery of our first vessel. Accordingly, our results of operations for the period ended December 31, 2004 do not reflect the results for a full twelve months of operation. In accordance with standard shipping industry practice, we did not obtain from the seller historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before our acquisition of them. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before Their Acquisition."

	As of and for the three months ended March 31, 2005	As of and for the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands, except for per share amounts)
Income Statement Data:
Revenues	$21,399	$1,887

Operating Expenses:
Voyage expenses	890	44
Vessel operating expenses	2,016	141
General and administrative expenses	591	140
Depreciation	3,981	421

Total operating expenses	7,478	746

Operating income	13,921	1,141
Net interest expense	(2,537)	(234)

Net income	$11,384	$907

Earnings per share—Basic (1)	$0.84	$0.07

Earnings per share—Pro forma (2)	$0.55	$0.05

Balance Sheet Data:
Cash	$17,330	$7,431
Restricted cash	7,108	—
Total assets	408,121	201,628
Total debt (current and long-term)	318,673	125,766
Total shareholder's equity	84,758	73,374
Cash Flow Data:
Net cash flow provided by operating activities	$17,675	$2,718
Net cash flow used in investing activities	(193,270)	(189,414)
Net cash provided by financing activities	185,494	194,127
EBITDA (3)	$17,902	$1,562

(1)
Gives effect to a 27,000:1 stock split in the form of a stock dividend, which results in weighted average outstanding shares of 13,500,000 for the period.

(2)
Pro forma earnings per share gives effect to our issuance of 11,300,000 shares of common stock (24,800,000 shares of common stock outstanding) at an assumed offering price of $22.50 per share (representing the midpoint of the price range set forth on the cover of this prospectus), reflecting the portion of the shares of common stock sold, the proceeds of which are being used for debt repayment. Interest expense of $2,265 and $242 for the three months ended March 31, 2005 and the period ended December 31, 2004, respectively, has been removed from this calculation.

(3)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.
	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands)

Net income	$11,384	$907
Net interest expense	2,537	234
Income tax expense	—	—
Depreciation	3,981	421

EBITDA	$17,902	$1,562

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the following discussion and in the sections entitled "Risk Factors" and "Forward-Looking Statements."

General

        We are a newly formed Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Half of the vessels in our fleet are younger than six years old. Our fleet consists of five Panamax, six Handymax and five Handysize drybulk carriers, with an aggregate carrying capacity of approximately 790,000 dwt. The average age of our fleet was eight years as of March 31, 2005 as compared to the average age for the world fleet of approximately 16 years for the drybulk shipping segments in which we compete. See "The International Drybulk Shipping Industry." All of the vessels in our fleet are on time charters to reputable charterers, including Lauritzen Bulkers, Cargill, HMMC, BHP and NYK Europe. With the exception of the Genco Leader and the Genco Trader, our vessels are fixed on long-term time charters for terms greater than one year that expire (assuming the option periods in the time charters are not exercised) between August 2006 and March 2007. All of our present charters have been approved by the lenders under our current credit facility.

        We acquired our fleet of 16 drybulk carriers from a subsidiary of COFCO. All vessels were acquired free of any existing time charter. Each vessel in our fleet was delivered to us on the date specified in the following chart:

Vessel Name	Delivery Date	Class
Genco Reliance	12/6/04	Handysize
Genco Glory	12/8/04	Handymax
Genco Vigour	12/15/04	Panamax
Genco Explorer	12/17/04	Handysize
Genco Carrier	12/28/04	Handymax
Genco Sugar	12/30/04	Handysize
Genco Pioneer	1/4/05	Handysize
Genco Progress	1/12/05	Handysize
Genco Wisdom	1/13/05	Handymax
Genco Success	1/31/05	Handymax
Genco Beauty	2/7/05	Panamax
Genco Knight	2/16/05	Panamax
Genco Leader	2/16/05	Panamax
Genco Marine	3/29/05	Handymax
Genco Prosperity	4/4/05	Handymax
Genco Trader	6/7/05	Panamax

        We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we have signed a commitment letter with a group of lenders pursuant to which they agreed to provide us with a new credit facility. We expect to use borrowings under the facility to refinance the outstanding indebtedness under our current credit facility remaining after application of a portion of the net proceeds of this offering as described in "Use of Proceeds" above, and to acquire additional drybulk carriers that will be employed either in the spot or period charter market.

        Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We intend to use the services of reputable independent technical managers for the technical management of our fleet. We currently contract with Wallem, an independent technical manager, to provide technical management at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical manager.

        We acquired all of the vessels in our fleet from a subsidiary of COFCO, a Chinese conglomerate unrelated to us. All vessels were purchased free of charters. We understand that COFCO used the vessels while in its ownership for the carriage of its own cargoes and for cargoes of third parties which resulted in a different commercial and technical management structure from ours. Accordingly, historical financial statement information was not relevant to us when we negotiated the purchase of the 16 vessels.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in our results of operations consist of the following:

  •
  Ownership days.    We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

  •
  Available days.    We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

  •
  Operating days.    We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization.    We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

  •
  TCE rates.    We define TCE rates as our revenues (net of voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

  •
  Daily vessel operating expenses.    We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

        The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the period from September 27, 2004 (date of inception) through December 31, 2004 and for the three months ended March 31, 2005. Because all of our vessels have operated on time charters, our TCE rates equal our time charter rates less any brokerage commissions paid by us to unaffiliated parties.

	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
Fleet Data:
Ownership days
Panamax	230.7	15.5
Handymax	320.7	26.7
Handysize	435.9	41.8

Total	987.3	84.0

Available days
Panamax	227.6	15.5
Handymax	318.5	26.7
Handysize	435.0	41.8

Total	981.1	84.0

Operating days
Panamax	221.5	15.5
Handymax	317.2	26.7
Handysize	435.0	41.8

Total	973.7	84.0

Fleet utilization
Panamax	97.3%	100.0%
Handymax	99.6%	100.0%
Handysize	100.0%	100.0%
Fleet average	99.2%	100.0%

	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
	(U.S. dollars)
Average Daily Results:
Time Charter Equivalent
Panamax	$28,234	$41,367
Handymax	20,877	18,166
Handysize	17,091	17,191
Fleet average	20,904	21,960
Daily vessel operating expenses
Panamax	$2,503	$2,101
Handymax	1,917	1,577
Handysize	1,893	1,597
Fleet average	2,042	1,683

Lack of Historical Operating Data for Vessels Before Their Acquisition

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. We do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        To date, we have acquired all of our vessels free of charter. Although vessels are generally acquired free of charter, we may in the future acquire some vessels with time charters. Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or free of charter) as the acquisition of an asset rather than a business. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

        We have entered into new charter contracts with our customers that commenced upon delivery of the vessels to us. In purchasing each vessel, we were required to take the following steps before the vessel could commence operations:

  •
  replace all hired equipment on board, such as gas cylinders and communications equipment;

  •
  negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

  •
  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

  •
  implement a new planned maintenance program for the vessel; and

  •
  assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

        The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. For a discussion of the principal factors that affect our profitability, cash flows and shareholders' return on equity, please read "—Principal Factors that Affect Our Business."

        Our business is comprised of the following main elements:

  •
  employment and operation of our Handysize, Handymax and Panamax drybulk carriers; and

  •
  management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk carriers.

        The employment and operation of our vessels consists of following main components:

  •
  vessel maintenance and repair;

  •
  crew selection and training;

  •
  vessel spares and stores supply;

  •
  contingency response planning;

  •
  onboard safety procedures auditing;

  •
  accounting;

  •
  vessel insurance arrangements;

  •
  vessel chartering;

  •
  vessel hire management;

  •
  vessel surveying; and

  •
  monitoring of vessel performance.

        The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels consists of the following main components:

  •
  management of our financial resources, including banking relationships, that is, administration of bank loans and bank accounts;

  •
  management of our accounting system and records and financial reporting;

  •
  administration of the legal and regulatory requirements affecting our business and assets; and

  •
  management of relationships with our service providers and customers.

Principal Factors that Affect Our Business

        The principal factors that affect our financial position, results of operations and cash flows include:

  •
  charter market rates, which have recently experienced historic highs, and periods of charterhire;

  •
  vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars;

  •
  depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

  •
  financing costs related to our indebtedness.

        The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgements. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

        This forward-looking financial information has been prepared by us, and is our responsibility. Deloitte & Touche LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect to this forward-looking information. The Deloitte & Touche LLP report included in this prospectus relates to our historical financial information and does not extend to the forward-looking information presented below.

        You should read the following discussion together with the information contained in the table of vessel information under the heading "Business—Our Charters." The daily charter hire rates detailed in that table under "Time Charter Rate" are fixed rates and all detailed vessels are employed under time charters. Revenues from long-term charters are stable over the duration of the charter, provided there are no unexpected off-hire periods, performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

        Our strategy is to employ vessels on time charters in order to generate stable cash flow over a period of time. As of March 31, 2005, the average remaining term under our existing time charters on 14 out of 16 vessels in our fleet was approximately 1.7 years with fixed charter hire rates. We carry loss of hire insurance for our fleet.

        Our total daily revenue under existing charter agreements for our 16-vessel fleet is $357,200 per day. Two of our current charters are short-term with expiration dates during July 2005. We estimate that our vessels operate 360 days per year which is a level commonly used as an industry average for modern vessels. The five days of non-operation per year are to provide for time spent in drydock and off-hire time. Should a vessel be operational for 350 days, instead of 360 days in any year, charter income for that vessel would decrease by 2.78%. An average 2.78% decrease for the vessels comprising our fleet would result in an annualized decrease of revenues (including the two current short-term charters) by $3.6 million to $125 million.

        Brokers' commissions generally range from 1.25% to 5.00% of the total daily charter hire rate.

        With regard to vessel operating expenses, we have entered into management agreements for each of our vessels with Wallem, our independent technical manager. In conjunction with our management, Wallem has established an operating expense budget for each vessel. These are budgets only. Any actual amounts incurred in excess of the budgeted amounts are for our account.

        The main factors that could increase vessel operating expenses are crew salaries, insurance premiums (which we arrange) spare parts orders, repairs that are not covered under insurance policies and lubricants. We estimate a cost of inflation increase in vessel operating expenses of 2% per annum. We cannot guarantee that increases in vessel operating expenses will be limited to this amount or to the hypothetical amount set forth below.

        Vessel operating expenses consist principally of crewing, consumables, spare parts, repairs and maintenance, classification society surveys and insurance. Including budgeted items provided by Wallem and insurance which we have arranged, we estimate daily operating expense for the fleet of $49,420. A hypothetical 5% increase in operating expenses would result in an annualized increase in vessel operating costs of approximately $0.9 million. Almost all of our expenses are in U.S. dollars.

Historical Operating Data

        The following discusses our operating income and net income for the fiscal year ended December 31, 2004, and for the interim period ending March 31, 2005.

	As of and for the three months ended March 31, 2005	As of and for the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands, except for per share amounts)
Income Statement Data:
Revenues	$21,399	$1,887

Operating Expenses:
Voyage expenses	890	44
Vessel operating expenses	2,016	141
General and administrative expenses	591	140
Depreciation	3,981	421

Total operating expenses	7,478	746

Operating income	13,921	1,141
Net interest expense	(2,537)	(234)

Net income	$11,384	$907

Earnings per share—Basic (1)	$0.84	$0.07

Earnings per share—Pro forma (2)	$0.55	$0.05

Balance Sheet Data:
Cash	$17,330	$7,431
Restricted cash	7,108	—
Total assets	408,121	201,628
Total debt (current and long-term)	318,673	125,766
Total shareholder's equity	84,758	73,374

	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands)
Cash Flow Data:
Net cash flow provided by operating activities	$17,675	$2,718
Net cash flow used in investing activities	(193,270)	(189,414)
Net cash provided by financing activities	185,494	194,127
EBITDA (3)	$17,902	$1,562

(1)
Gives effect to a 27,000:1 stock split in the form of a stock dividend, which results in weighted average outstanding shares of 13,500,000 for the period.

(2)
Pro forma earnings per share gives effect to our issuance of 11,300,000 shares of common stock (24,800,000 shares of common stock outstanding) at an assumed offering price of $22.50 per share (representing the midpoint of the price range set forth on the cover of this prospectus), reflecting the portion of the shares of common stock sold the proceeds of which are being used for debt repayment. Interest expense of $2,265 and $242 for the three months ended March 31, 2005 and the period ended December 31, 2004, respectively, has been removed from this calculation.

(3)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.
	For the three months ended March 31, 2005	For the period September 27, 2004 through December 31, 2004
	(U.S. dollars in thousands)

Net income	$11,384	$907
Net interest expense	2,537	234
Income tax expense	—	—
Depreciation	3,981	421

EBITDA	$17,902	$1,562

Revenues

        Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, that, in turn, are affected by a number of factors, including:

  •
  the duration of our charters;

  •
  our decisions relating to vessel acquisitions and disposals;

  •
  the amount of time that we spend positioning our vessels;

  •
  the amount of time that our vessels spend in drydock undergoing repairs;

  •
  maintenance and upgrade work;

  •
  the age, condition and specifications of our vessels;

  •
  levels of supply and demand in the drybulk shipping industry; and

  •
  other factors affecting spot market charter rates for drybulk carriers.

        We are a newly organized company, and took delivery of our first six vessels in December 2004. The remaining ten vessels of our fleet were delivered in the first six months of 2005. The increase in the size of our fleet is expected to enable us to grow our revenues significantly and to increase our ownership, available and operating days. We believe that the relatively young age of the vessels in our fleet, combined with the effectiveness of the measures that we have undertaken to minimize periods during which our vessels are off-hire, including effective maintenance programs and experienced crew selection, should enable us to maintain relatively high vessel utilization rates.

        For the three-month period ended March 31, 2005, revenues were $21.4 million and consisted of charter payments for our vessels. The average TCE rate for our fleet was $20,904 per day compared to $21,960 for the period ended December 31, 2004. The slightly lower rate for the period ended March 31, 2005 is primarily a result of lower TCE rates for the Panamax vessels. During 2004, we had taken delivery of only one Panamax, the Genco Vigour. Before entering its initial two-year time charter with BHP at a gross rate of $29,000 per day, the vessel performed a 42-day charter with China Steel at a charter rate of $42,500 per day. This short-term time charter led to a higher average TCE rate during the period ended December 31, 2004.

        We took delivery of eight additional vessels during the period ended March 31, 2005 and had a total of 973.7 operating days. Our total fleet utilization was 99.2% compared to 100.0% in 2004. The slightly lower fleet utilization is due to unscheduled off-hire incurred from the cleaning of the Genco Beauty's holds in order to prepare it for employment under its initial two-year time charter to Cargill.

        During the period September 27, 2004 through December 31, 2004, revenues were $1.9 million, which consisted of payments made to us under our vessel charters. During the same period, we took delivery of six vessels of our fleet and had a total of 84.0 operating days. Our fleet utilization in 2004 was 100.0%.

Voyage Expenses

        We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner. Currently, we do not incur port and canal charges and bunker expenses as part of our vessels' overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

        As is common in the shipping industry, we pay brokerage commissions ranging from 1 1/4% to 5% of the total daily charterhire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We believe that the amounts and the structures of our commissions are consistent with industry practices.

        For the three-month period ended March 31, 2005, voyage expenses were $0.9 million and consisted primarily of brokerage commissions paid to unaffiliated parties. We expect that the amount of our total commissions will continue to grow as a result of our acquisition of additional vessels during 2005.

        Voyage expenses for the period September 27, 2004 through December 31, 2004 were $0.04 million and consisted solely of brokerage commissions paid to unaffiliated parties.

Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For the three-month period ended March 31, 2005, vessel operating expenses totaled $2.0 million. The average daily vessel operating expenses for the fleet were $2,042 per day for the period ended March 31, 2005 compared to $1,683 per day for the period ended December 31, 2004. This increase is due to the delivery of eight additional vessels, including three Panamax vessels which have higher operating costs than Handymax and Handysize vessels, during the period ended March 31, 2005, combined with a longer operating period for the six vessels delivered during the period ended December 31, 2004. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation. As such, we believe our daily vessel operating expenses for the period ended March 31, 2005 are not reflective of our future vessel operating expenses due to the short period of operations and will likely increase over a 12-month operating period.

        Based on budgets provided by Wallem, we expect our vessels to have daily vessel operating expenses during 2005 of:

Vessel Type	Average Budgeted Amount
Panamax	$3,344
Handymax	3,035
Handysize	2,898

        Vessel operating expenses for the period September 27, 2004 through December 31, 2004 were $0.1 million.

        Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

General and Administrative Expenses

        We incur general and administrative expenses, including fees paid to third-party technical management companies, our onshore vessel-related expenses such as legal and professional expenses, and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent. For the three-month period ended March 31, 2005, general and administrative expenses were $0.6 million. We expect general and administrative expenses to increase as a result of the expansion of our fleet, costs related to our initial public offering and the costs associated with running a public company, including the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, and costs related to compliance with the Sarbanes-Oxley Act of 2002. General and administrative expenses were $0.1 million for the period September 27, 2004 through December 31, 2004.

Depreciation

        We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $175 per lightweight ton, which we also believe is standard in the drybulk shipping industry. For the three-month period ended March 31, 2005, depreciation charges were $4.0 million.

        Depreciation charges were $0.4 million for the period September 27, 2004 through December 31, 2004. Our depreciation charges will increase due to the expansion of our fleet, which will also lead to an increase of operating days.

Net Interest Expense

        While we expect to use the proceeds of this offering to repay a portion of our outstanding debt, we historically have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. For the three-month period ended March 31, 2005, net interest expense was $2.5 million and consisted of interest payments made under our current credit facility as well as the amortization of bank fees related to our current credit facility.

        Net interest expense was $0.2 million for the period September 27, 2004 through December 31, 2004. We expect to incur interest expense and financing costs under our new credit facility in connection with debt incurred to finance future acquisitions.

Liquidity and Capital Resources

        To date we have financed our capital requirements with cash flow from operations, equity contributions and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures and the repayment of bank debt. We will require capital to fund ongoing operations, acquisitions and debt service. We anticipate that following the completion of this offering and taking into account generally expected market conditions, internally generated cash flow and borrowings under our new credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements, for the next 12 to 18 months.

Cash Flow

        Net cash provided by operating activities for the three-month period ended March 31, 2005, was $17.7 million. Net cash from operating activities was primarily a result of recorded net income of $11.4 million and depreciation charges of $4.0 million. Net cash used in investing activities was $193.3 million and related solely to the acquisition of ten additional vessels. Net cash provided by financing activities was $185.5 million and consisted primarily of $192.9 million in proceeds from our current credit facility used to finance the acquisition of eight additional vessels.

        For the period ended December 31, 2004, net cash provided by operating activities was $2.7 million. Net cash from operating activities was primarily a result of deferred revenue of

$1.6 million and recorded net income of $0.9 million. Net cash used in investing activities for the same period was $189.4 million. The significant components of investing activities were $148.5 million for the purchase of vessels and $40.9 million for deposit on future vessels. Net cash provided by financing activities for this period was $194.1 million. The majority sources of the funding from financing activities were the proceeds of $125.8 million from the credit facility and a $72.4 million capital contribution from our shareholder, Fleet Acquisition.

Our Current Credit Facility

        In December 2004, we entered into a credit facility with a group of lenders led by Nordea Bank Finland plc and Citigroup Global Markets Limited, which provides for a borrowing limit of $357 million and a final maturity date of April 1, 2010. The credit facility was used partially to fund the acquisition of our fleet. Assuming full borrowings, the outstanding indebtedness under the facility is scheduled to be paid in eight quarterly installments of $20.6 million beginning June 1, 2005, followed by eleven quarterly installments of $7.5 million, and a final payment of $109.5 million.

        Our current credit facility bears interest at LIBOR plus 1.375% per year until $100 million has been repaid and LIBOR plus 1.250% per year thereafter.

        Our obligations under the credit facility are secured by a first priority mortgage on each of the vessels in our fleet and a first assignment of all associated freights, earnings and insurances.

        The credit facility contains financial covenants requiring us, among other things, to ensure that:

  •
  the aggregate market value of the vessels in our fleet that secure our obligation under the credit facility exceeds the aggregate principal amount of debt outstanding under the credit facility by 105% before the first anniversary of the initial borrowing, by 120% on or after the first anniversary and before the second anniversary and by 135% on or after the second anniversary;

  •
  the earnings before interest, income taxes, depreciation and amortization to interest coverage is maintained at no less than 2.50 to 1.00;

  •
  the total indebtedness to total capitalization on or after January 1, 2006 and before January 1, 2007 will be no greater than 0.70 to 1.00 and thereafter will be no greater than 0.60 to 1.00; and

  •
  vessel charterers must be approved by the lenders under the current credit facility. All of the present charterers have been approved by the lenders.

        In addition, the terms of our current credit facility restrict our ability to make dividend payments. We are also obligated under our current credit facility to charter all vessels under a fixed rate charter for a term ending no sooner than 24 months immediately following purchase. Based on the waiver received on May 6, 2005 the charters entered into with respect to each vessel, except for the Genco Leader, shall otherwise be deemed to have complied with this criteria at the time of acquisition. On March 23, 2005, we received a waiver for the Genco Leader which extended the date to meet this criteria until April 27, 2005. We received subsequent waivers extending the date of compliance to December 31, 2005. In addition, we received a waiver in June 2005 extending the required compliance date for the Genco Trader through July 31, 2005 and a waiver in July 2005 extending the required compliance date through December 31, 2005.

        We were also obligated under our current credit facility to receive minimum funding by our sole shareholder, Fleet Acquisition, on the earlier of December 15, 2004 or the date of the delivery of our fourth vessel. After December 15, 2004 and the purchase of our fourth vessel, we were underfunded by $2.7 million by Fleet Acquisition. In May 2005, we received a waiver for the underfunding through May 31, 2005. Subsequently, Fleet Acquisition made the required capital contribution.

        We expect that our current credit facility will be fully repaid, using funds from this offering and from our new credit facility described below, at the close of this offering.

Our New Credit Facility

        In July 2005, we entered into a commitment letter with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited pursuant to which they agreed, subject to the fulfillment of certain conditions, to provide us with a new credit facility to be used to refinance our indebtedness, acquire additional vessels and for working capital requirements. Under the terms of our new credit facility, borrowings shall be used to repay indebtedness under our existing facility of approximately $99.4 million. After repayment of such indebtedness, approximately $350 million may be used to fund vessel acquisitions, and we may borrow up to $20 million of the $350 million for working capital purposes.

        The new credit facility will have a term of ten years. We will be permitted to borrow up to 65% of the value of the vessels that secure our obligations under the new credit facility up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit will be $450 million for a period of six years. Thereafter the facility limit will reduce by an amount equal to 8.125% of the total commitment, semi-annually over a period of four years and reducing to $0 on the tenth anniversary.

        Our obligations under the credit facility will be secured by a first priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by the new credit facility. The new credit facility will also be secured by a first priority security interest in earnings and insurance proceeds related to the collateral vessels. We may grant additional security from time to time.

        Our ability to borrow amounts under the new credit facility will be subject to customary documentation relating to the facility, including security documents, satisfactory of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. It will be a condition precedent to the initial drawdown under our new credit facility that we have received at least $230 million in net cash proceeds from this offering. Before each subsequent drawdown, we will be required, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. To the extent the vessels in our fleet that secure our obligations under the new credit facility are insufficient to satisfy minimum security requirements at the time of a drawdown or any time thereafter, we will be required to grant additional security or obtain a waiver or consent from the lenders. We will also not be permitted to borrow amounts under the facility, and will be required to immediately repay all amounts outstanding under the facility, if we experience a change in control.

        Interest on the amounts drawn will be payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the new credit facility and 1.00% per annum over LIBOR thereafter. Overdue interest and principal will bear additional interest at a rate equal to 2% per annum. We will also be obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility.

        Under the terms of our new credit facility, we will be permitted to pay or declare dividends in accordance with the description under "Dividend Policy" and so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

        Please see the section of this prospectus entitled "New Credit Facility" for further information concerning our new credit facility.

Contractual Obligations

        The following table sets forth our contractual obligations and their maturity dates:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(U.S. dollars in thousands)
Bank loans (1)	$75,857	$100,422	$46,864	$95,530	$318,673
Vessel purchase agreement (2)	$38,989	—	—	—	$38,989

(1)
As of March 31, 2005, we had $319 million of indebtedness outstanding under loans from banks. Since March 31, 2005, we have drawn an additional $38.3 million in indebtedness as the two remaining vessels that we agreed to acquire were delivered by the seller. We intend to use approximately $237 million of the net proceeds from this offering to repay a portion of this outstanding indebtedness.

(2)
Two of the 16 vessels in our fleet were delivered after March 31, 2005. Under the applicable vessel purchase agreements, we were obligated to pay $17.4 million with respect to the Genco Trader and $21.6 million with respect to the Genco Prosperity, of which $0.7 million was funded from working capital.

Capital Expenditures

        We make capital expenditures from time to time in connection with our vessel acquisitions. Our recent vessel acquisitions consist of our fleet of five Panamax drybulk carriers, six Handymax drybulk carriers and five Handysize drybulk carriers. As of March 31, 2005, we have funded the $318.7 million balance of the purchase price for our fleet with borrowings under our current credit facility. We intend to repay these borrowings with a portion of the net proceeds from this offering and amounts borrowed under our new credit facility. It will be a condition precedent to the initial drawdown under our new credit facility that we have received at least $230 million in net cash proceeds from this offering.

        In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs for our fleet through 2007 to be:

Year	Estimated Drydocking Cost
(U.S. dollars in millions)
2005	$0.3
2006	1.7
2007	2.1

        We believe that the funding of these costs will be met with cash we generate from operations.

Off-balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Inflation

        Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Qualitative and Quantitative Market Risk

Interest Rates

        We are subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. During 2004, we paid interest on this debt based on LIBOR plus an average spread of 1.35% on our bank loans. A 1% increase in LIBOR would have increased our interest expense for the period ended March 31, 2005 from $2.6 million to $3.2 million.

Currency and Exchange Rates

        We generate all of our revenues in U.S. dollars, but currently incur an immaterial amount of our operating expenses in currencies other than the U.S. dollar.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this prospectus.

        Revenue and Voyage Expense Recognition—Revenues are generated from time charter agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Vessel operating expenses are recognized when incurred. We have no significant performance claims under our time charter agreements.

        Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

        Impairment of Long-Lived Assets—We follow Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates, scrap values, future drydock costs and vessel operating costs are included in this analysis.

        Through March 31, 2005, no impairment charges were recorded, based on the analysis described above.

        Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port before the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to perform drydocking-related activities and cost of parts that are believed to be reasonably likely to reduce the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

        The information and data in this section relating to the international drybulk shipping industry has been provided by Drewry Shipping Consultants Limited, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry.

Drybulk Carrier Industry Overview

        The marine industry is an essential link in international trade, with ocean-going vessels representing the most efficient, and often the only method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.5 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

        Drybulk cargo is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the drybulk industry.

        A comparable volume of trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.

World Seaborne Trade in 2004

	Volume (Million tons)	Total (%)
All Cargo
Drybulk	2,456	38.3%
Liquid (Oils/Gases/Chemicals)	2,520	39.8%
Container Cargo	896	14.1%
Non-Container /General Cargo	493	7.8%

Total	6,365	100.0%

Source: Drewry

Drybulk Seaborne Trade—2004

Source: Drewry

        In terms of seaborne trade volumes (and the shipping ton-miles generated), the dominant influence is that of the major bulk trades, which include coal, iron ore and grains. During 2004, global seaborne trade in major bulks was 1.5 billion tons, representing 61% of total seaborne drybulk trade.

        Over the past decade, Asia has significantly increased its presence as an importer in the drybulk market. Regional growth has been varied, with China providing the fastest growth during this period. During the same period, the United States has shown an increase in drybulk imports while Japan and Western Europe experienced a decline in drybulk imports.

        Volume in the global drybulk market has increased from 1.7 billion tons to 2.5 billion tons over the past 10 years, an increase of over 40%. Total drybulk trade in 2004 amounted to over a third of the total international seaborne market.

Steel-Related Commodities

Iron Ore

        Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2004, approximately 650 million tons of iron ore was exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

        As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the drybulk sector. Total iron ore imports for 2004 of 208 million tons increased by approximately 40% over 2003 import levels and have increased at a compound annual growth rate of 30% since 1999.

Chinese Iron Ore Imports

Year	Volume (Million tons)
1999	55.3
2000	70.0
2001	92.5
2002	111.3
2003	148.2
2004	208.1
Source: Drewry

        This growth rate in iron ore imports is matched by Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 17%, compared to global production increasing by an average 5.6% per annum.

Crude Steel Production

	Volume (Million tons)
Year
	EU	Japan	China	Global
1999	155.8	94.2	123.7	803.8
2000	163.3	106.4	127.2	847.2
2001	158.5	102.9	150.9	850.8
2002	158.1	107.7	179.7	901.9
2003	159.5	110.5	219.3	963.3
2004	170.0	112.7	269.3	1,054.1
Source: Drewry

Coking Coal

        Coal is an abundant commodity. At current production rates, coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries with no world dependence in any one region. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel. An increase in seaborne transportation of coking coal has been primarily driven by an increase in steel production. The increase in import activity has occurred in a number of regions. Currently, Asia and Western Europe are major importers of coking coal. Australia and Indonesia provide a significant amount of coking coal to Asia, while South Africa and the United States are major sources for Western Europe.

Steel Products

        Major importers of steel products are China, the United States and South East Asia. Major exporters of steel products are Japan, Russia and Western Europe. Handymax and Handysize vessels are typically preferred for transporting steel products. For voyages that span the Atlantic and Pacific Ocean, Handymax vessels are frequently used on shorter routes involving intra-Asian and intra-European trades.

Steam Coal

        Steam coal is primarily used for power generation. A number of developing countries have decided to capitalize on the recent dramatic increase in oil and gas prices to build new power plants that utilize coal. This has resulted in significant growth in the steam coal trade. The most dramatic growth has occurred in China and Indonesia, both of which have increased their export capacity in the intra-Asian market. Furthermore, in the global market for steam coal, China is a major importer and Australia is the largest exporter.

        Asian coal is primarily traded in Panamax, Handymax and Handysize vessels. European countries tend to import steam coal from exporters in the Atlantic region using Panamax vessels.

        China's coal exports and imports have increased dramatically over the last five years. Its 73 million tons of exports in 2003 represented an average annual increase of 42% since its 1999 exports of 12.7 million tons, and its 2003 imports of 10.8 million tons, represented an average annual increase of 47% since the 1.6 million tons in 1999.

Grain

        Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as a raw material in animal feed.

        Total grain production is dominated by the United States. Argentina is the second largest producer followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East. The principal vessel classes used in the grain trade are Panamax and Handymax.

Minor Bulks

Forest Products

        Over the past decade, seaborne transportation of forest products has increased by approximately 30 million tons. South America has increased its export market share, with an emphasis on the export of wood pulp and lumber. The emphasis on wood pulp and lumber export can be tied directly not only to the increase in wood pulp and sawmill capacity, but also to plantations that have taken advantage of their large wood reserves, which coincided with higher growth of such raw materials. The largest importers of wood products are China, Japan, the United States and Western Europe. Over the past year, trade in woodchips and wood pellets has demonstrated growth as a result of an increase in the use of wood for energy production.

        The positive trend in the transportation of wood products has benefited Handymax and Handysize vessels, which are the vessels typically employed to transport these products.

Other Minor Bulks

        The balance of drybulk trade is represented by agricultural cargoes, bauxite and alumina, fertilizers and cement. Minor bulks are typically transported by smaller vessels of less than 40,000 dwt. In 2004, total trade in minor bulks amounted to approximately 958 million tons.

Drybulk Carrier Demand

        The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Seaborne drybulk trade increased by slightly more than 2% on an average annual basis during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all drybulk commodities increased from 2.0 billion tons to 2.5 billion tons, an increase of 25% overall.

Drybulk Trade Development

Source: Drewry

        Generally, growth in gross domestic product and industrial production correlates with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "primary driver" of the drybulk carrier market. In the 1990s, Japan acted as the primary driver due to increased demand for seaborne trade and growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne drybulk trades and the demand for drybulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for drybulk carriers.

        The following table illustrates China's gross domestic product growth rate compared to that of the United States and global growth during the periods indicated.

	GDP Growth
Years	China GDP Growth (%)	U.S. GDP Growth (%)	Global GDP Growth (%)
1981-1985	10.1	2.6	2.4
1986-1990	7.8	2.6	2.8
1991-1995	12.0	2.3	1.2
1996-2000	8.3	4.1	3.5
2001-2003	7.9	1.9	3.2
2004	9.5	4.4	4.8

Source: Drewry, Asian Development Bank

Ton-Miles

        The extent to which increases in drybulk trade have affected demand for drybulk carriers is reflected in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage. Between 1999 and 2004, ton-mile demand in the drybulk sector increased by a total of 25% to 11.5 billion ton-miles. For some commodities, there has been over the years a shift in demand due to changing trade routes. For example, the Brazil to China iron ore route became a significant trade route approximately six to eight years ago. Previously, the principal iron ore trade route was from Brazil to Japan. The increase in trade on the route to China has increased the demand for shipping due to the length of the voyage. Conversely, as Chinese demand has grown, there has been some shift in the sourcing of iron ore away from Atlantic sources to Pacific sources, such as Australia. However, this shift has not yet reached proportions significant enough to affect the ton-mile demand. The table below details the growth in ton-mile demand for the main drybulk commodities.

Ton-Mile Demand by Commodity

	Volume (in billions)
	1999	2000	2001	2002	2003	2004	99-04 CAGR
Iron Ore	2,436	2,713	2,718	2,927	3,266	3,516	7.6%
Coal	2,367	2,530	2,612	2,657	2,788	2,950	4.5%
Grain	1,138	1,194	1,260	1,183	1,156	1,241	1.7%
Bauxite/Alumina	192	195	190	197	204	212	2.0%
Phosrock	112	111	113	113	117	120	1.4%
Agribulks	434	424	440	436	441	453	0.9%
Forest Products	615	638	621	632	641	669	1.7%
Fertilizers	389	400	386	392	399	415	1.3%
Minerals	156	164	162	170	183	194	4.5%
Iron & Steel	924	984	977	1,033	1,107	1,225	5.8%
Manufactured Products	443	472	479	487	503	516	3.1%
Total Demand	9,205	9,825	9,958	10,227	10,805	11,511	4.6%

Source: Drewry

        Drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. However, drybulk carriers seldom operate on round-trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. This means that every voyage has a ballast leg that must be paid for by the laden or revenue earning leg. Hence, trade distances assume greater importance in the demand equation. The following map represents the major global drybulk trade routes.

Major Drybulk Seaborne Trade Routes
(2004 approximate values)

Source: Drewry

Seasonality

        The three largest commodity drivers of the drybulk industry, iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

Drybulk Carrier Supply

        The worldwide drybulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

  Capesize—vessels over 80,000 dwt. While this is the traditional definition of a Capesize bulk carrier, in terms of deadweight, the sector is changing. As per the orderbook detailed below, there have been a number of new super-Panamaxes ordered, which are 82,000 dwt to 85,000 dwt, but which are able to transit the Panama Canal with a full cargo. Thus, a more modern definition of Capesize would be based on vessels over 100,000 dwt. The Capesize sector is focused on long haul iron ore and coal trade routes. Due to the size of the vessels there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

  Panamax—vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 metres permitted to transit the Panama Canal, carry coal, grain and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

  Handymax—vessels between 30,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks including steel products, forest products and fertilizers. Vessels less than 60,000 dwt are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

  Handysize—vessels up to 30,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize drybulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

        The supply of drybulk carriers is a function of the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The following chart illustrates drybulk carrier fleet development since 1990.

Drybulk Carrier Fleet Development—Deliveries vs. Scrappings

        Source: Drewry

        The chart below shows drybulk carrier fleet development between 1990 and May 2005 and how the orderbook as a percentage of the fleet has fluctuated throughout this period.

Drybulk Carrier Fleet and Orderbook Development

        Source: Drewry

        The following tables illustrate the size and composition of the world drybulk carrier fleet as of May 2005.

Drybulk Carrier Fleet—May 2005

	Current Fleet			Orderbook
	No.	Dwt (Million)	% of Fleet	No.	Dwt (Million)	% of Fleet
Capesize	689	110.4	33.2%	250	37.3	33.8%
Panamax	1,183	83.9	25.2%	179	13.5	16.1%
Handymax	2,242	94.7	28.5%	364	17.5	18.5%
Handysize	1,926	43.6	13.1%	63	1.4	3.2%

Total	6,040	332.5	100.0%	856	69.7	21.1%

        Source: Drewry

        The 80,000 to 100,000 sector, included in the Capesize sector in the above table, includes some vessels with a Panamax design.

Historical Drybulk Carrier Fleet and Orderbook 2001 to 2004

	2001	2002	2003	2004
Capesize (80,000+ dwt)
No. of Vessels	592	606	634	668
Dwt (in millions)	93.9	96.6	101.1	106.8
Vessels as % of total fleet	10.4%	10.6%	11.0%	11.3%
Vessels on order	70	89	129	217
Dwt on order (millions)	10.9	14.5	18.9	33.0
% of sector fleet on order	11.6%	15.0%	18.7%	30.9%
Panamax (60,000 to 80,000 dwt)
No. of Vessels	1,037	1,078	1,094	1,150
Dwt (in millions)	73.0	76.2	77.4	81.4
Vessels as % of total fleet	18.6%	19.1%	19.3%	19.4%
Vessels on order	125	87	238	184
Dwt on order (millions)	9.1	6.1	16.8	13.7
% of sector fleet on order	12.4%	8.0%	21.7%	16.8%
Handymax (30,000 to 60,000 dwt)
No. of Vessels	2,002	2,080	2,126	2,190
Dwt (in millions)	83.2	86.9	89.3	92.2
Vessels as % of total fleet	34.6%	35.1%	35.8%	37.0%
Vessels on order	231	200	238	363
Dwt on order (millions)	10.7	9.0	10.6	17.3
% of sector fleet on order	12.9%	10.4%	11.9%	18.8%
Handysize (up to 30,000 dwt)
No. of Vessels	1,922	1,899	1,897	1,915
Dwt (in millions)	43.7	43.0	43.0	43.4
Vessels as % of total fleet	36.3%	35.3%	33.9%	32.9%
Vessels on order	73	45	60	63
Dwt on order (millions)	1.6	0.9	1.2	1.5
% of sector fleet on order	3.7%	2.1%	2.8%	3.5%
Total
No. of Vessels	5,553	5,663	5,751	5,923
Dwt (in millions)	293.7	302.7	310.7	323.7
Vessels on order	499.0	421.0	665.0	833.0
Dwt on order (millions)	32.4	30.4	47.5	63.9
% of total fleet on order	11.0%	10.0%	15.3%	20.3%

        Source: Drewry

        The 80,000 dwt to 100,000 dwt sector, includes some vessels with a Panamax design (as per previous note).

        The size of the drybulk carrier orderbook fluctuates over time and in May 2005 amounted to 69.7 million dwt, which was equivalent to 21% of the existing fleet. Most of the vessels on order will be delivered within the next two to three years.

Drybulk Carrier Orderbook—May 2005

	2005		2006		2007		2008+		Total
Size	No.	Dwt (thousand)	No.	Dwt (thousand)	No.	Dwt (thousand)	No.	Dwt (thousand)	No.	Dwt (thousand)	% of fleet
Capesize	46	7,259	90	11,978	68	9,369	46	8,668	250	37,274	33.8
Panamax	56	4,221	56	4,240	55	4,163	12	913	179	13,537	16.1
Handymax	101	4,759	134	6,427	90	4,383	39	1,927	364	17,496	18.5
Handysize	20	469	27	600	15	315	1	29	63	1,413	3.2

Total	223	16,708	307	23,245	228	18,230	98	11,537	856	69,720	21.0

        Source: Drewry

        The 80,000 dwt to 100,000 dwt sector, included in the Capesize sector in the above table, includes 68 vessels with a Panamax design (as per previous note).

        Key elements influencing the supply of drybulk carriers are vessel deliveries and the loss of existing vessels through scrapping or other circumstances requiring removal. A comparison of vessels in each category reveals that Capesize vessels have the largest percentage of current fleet on order when compared to the Panamax, Handymax and Handysize categories.

        The graph below details the age profile of the drybulk carrier fleet as at end May 2005.

Drybulk Carrier Age Profile—May 2005

        Source: Drewry

        The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

        The following table indicates the scrapping rates of drybulk carriers for the period 2001 to 2004.

Drybulk Carrier Scrapping

	2001	2002	2003	2004
Capesize (80,000 dwt plus)
Fleet size (million dwt)	86.9	89.2	93.6	104.9
Fleet scrapped (no. of vessels)	3.0	8.0	2.0	1.0
Fleet scrapped (million dwt)	0.4	0.9	0.3	0.1
% of fleet scrapped	0.5%	1.0%	0.3%	0.1%
Panamax (60-80,000 dwt)
Fleet size (million dwt)	76.8	80.5	81.7	82.1
Fleet scrapped (no. of vessels)	28.0	18.0	7.0	1.0
Fleet scrapped (million dwt)	1.9	1.2	0.5	0.1
% of fleet scrapped	2.5%	1.5%	0.6%	1.1%
Handymax (35-60,000 dwt)
Fleet size (million dwt)	79.4	82.6	85.4	87.8
Fleet scrapped (no. of vessels)	40.0	25.0	29.0	0.0
Fleet scrapped (million dwt)	1.5	0.9	1.1	0.0
% of fleet scrapped	1.9%	1.1%	1.3%	0.0%
Handysize (up to 35,000 dwt)
Fleet size (million dwt)	44.2	43.4	42.0	41.9
Fleet scrapped (no. of vessels)	62.0	64.0	25.0	5.0
Fleet scrapped (million dwt)	1.4	1.6	0.6	0.1
% of fleet scrapped	3.2%	3.7%	1.4%	0.2%
Total
Fleet size (million dwt)	287.3	295.7	302.7	316.7
Fleet scrapped (no. of vessels)	133.0	115.0	63.0	7.0
Fleet scrapped (million dwt)	5.2	4.7	2.4	0.3
% of fleet scrapped	1.8%	1.6%	0.8%	0.1%

        Source: Drewry

        In the last five years, the average age at which vessels in the drybulk sector have been scrapped (demolished) is 26 years. Even though there has been little variation in the age at which drybulk vessels are scrapped, many well-maintained vessels continue to trade up to 30 years or more.

        The supply of drybulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the worldwide fleet. For example, port congestion, which was a feature of the market in 2004, absorbed additional tonnage and therefore tightened the underlying supply/demand balance.

        The international drybulk shipping industry is highly fragmented and is divided among state controlled and independent drybulk vessel owners. The world's active drybulk fleet consists of approximately 6,040 drybulk vessels, representing approximately 332.5 million dwt. As a general principle, the smaller the cargo-carrying capacity of a drybulk vessel, the more fragmented is its market, both with regard to charterers and vessel owners/operators. Even among the larger drybulk vessel owners and operators, whose drybulk carriers are mainly the larger vessel types, only three companies have fleets of 100 vessels or more: the Chinese Government (directly and through China Ocean Shipping and China Shipping Group) and the two largest Japanese shipping companies, Mitsui OSK Lines and Nippon Yusen Kaisha. There are no more than 30 owners with fleets of between 20 and 100 vessels. Currently, no single owner or operator exerts substantial influence in the industry, and the largest owner in each vessel class controls less than 5% of the total market dwt in that vessel class.

        There remains significant potential for industry consolidation within each vessel type, especially in the Handysize, Handymax and Panamax sectors in which we currently operate.

Drybulk Fleet Ownership Summary
(As of May 2005)

  Source: Drewry

Charter Market

        Drybulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.

  A "bareboat charter" involves the use of a vessel usually over longer periods of time ranging over several years. In this case all voyage related costs, including vessel fuel and port dues as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per-day basis and is responsible only for the payment of capital costs related to the vessel.

  A "time charter" involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a per-day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  A "voyage charter" or "spot charter" involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per-ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.

  A "contract of affreightment" relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo-ton basis.

Charter Rates

        Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels. Conversely, trade in minor bulks drives demand for smaller drybulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.

        In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Short-term time charter hire rates are generally higher than long-term charter hire rates. The market benchmark tends to be a 12-month time charter hire rate, based on a vessel of five to ten years age.

        In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

        Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Time Charter Rates—12-month period, prompt delivery

        Source: Drewry

        The preceding chart illustrates the one-year time charter rates for Handymax, Panamax and Capesize drybulk carriers between 1994 and May 2005.

        Drybulk charter hire rates for all sizes of vessel followed a similar pattern over the historical period. In 2003 and 2004, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels. The driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China. Rates in 2005 started out at slightly lower levels, but remain relatively high compared to historical levels.

        The following graph details the Baltic Panamax Index. This is a daily Index produced by the Baltic Exchange from a range of spot voyage and trip freight rates. A panel of shipbrokers determines the rates.

Baltic Panamax Index

        Source: Baltic Exchange

Drybulk Carrier Prices

        Market conditions in each of the major sectors in the shipping industry—drybulk carriers, tankers and containerships—have prospered over the past 18 months. This is illustrated from the number of newbuilding resales seen in 2003 and 2004.

        This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories. Consequently, the near-term availability of newbuilding berths for vessel delivery before the end of 2007 is scarce, and after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The weakening of the U.S. dollar has also contributed to the recent surge in newbuilding prices, as yards protect themselves from incurring additional currency costs. The trend in indicative newbuilding prices for a series of specific vessels in each size sector is shown in the chart below.

Drybulk Carrier Newbuilding Prices

        Source: Drewry

        The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the second-hand market, which have also significantly increased over the last 18 months. The table below shows the historical series for secondhand values for a five- and ten-year-old vessels in each sector of the drybulk fleet.

Drybulk Carrier Secondhand Prices

        Source: Drewry

        With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second-hand prices for five- and ten-year-old drybulk carriers reaching levels higher than those for comparably sized newbuildings to be delivered later in time.

BUSINESS

        We are a newly formed New York City-based company, incorporated in the Marshall Islands. We transport iron ore, coal, grains, steel products and other drybulk cargoes along worldwide shipping routes. Our fleet consists of 16 drybulk carriers, which we acquired from a subsidiary of COFCO in December 2004 and during the first six months of 2005, with the last vessel delivered in June 2005. All of the vessels acquired in this transaction were acquired free of any existing charter. Fourteen of the 16 vessels in our fleet are on long-term time charters, with an average remaining life of 1.7 years as of March 31, 2005. Currently, the Genco Leader and the Genco Trader are on short-term time charters that are scheduled to expire in July 2005. Following expiration of their time charters, these two vessels may be employed on either the spot charter market or on long-term time charter depending on market conditions. All of our vessels in our fleet are chartered to reputable charterers, including Lauritzen Bulkers, Cargill, BHP, NYK Europe and HMMC. All of our present charterers have been approved by the lenders under our current credit facility. Due to the length and the average remaining life of our time charters, we expect these time charters to provide us with stable revenues for the next 12 to 18 months.

        We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we intend to use the net proceeds of this offering to repay a significant portion of our existing indebtedness. We are also negotiating a new credit facility that we expect to use to refinance our existing indebtedness and to acquire additional drybulk carriers that will be employed either in the spot or period charter market.

Our Fleet

        Our fleet consists of five Panamax, six Handymax and five Handysize drybulk carriers with an aggregate carrying capacity of approximately 790,000 dwt. As of March 31, 2005, the average age of our fleet was eight years as compared to the average age for the world fleet of approximately 16 years for the drybulk shipping segments in which we compete. See "The International Drybulk Shipping Industry." All of the vessels in our fleet were built in Japanese shipyards with a reputation for constructing high-quality vessels. Our fleet contains three groups of sister ships, which are vessels of virtually identical sizes and specifications.

        The following table summarizes information about our fleet:

Vessel Name	Class	Dwt	Year Built
Genco Beauty (1)	Panamax	73,941	1999
Genco Knight (1)	Panamax	73,941	1999
Genco Leader (1)	Panamax	73,941	1999
Genco Vigour (1)	Panamax	73,941	1999
Genco Trader	Panamax	69,338	1990
Genco Success (2)	Handymax	47,186	1997
Genco Carrier (2)	Handymax	47,180	1998
Genco Prosperity (2)	Handymax	47,180	1997
Genco Wisdom (2)	Handymax	47,180	1997
Genco Marine	Handymax	45,222	1996
Genco Glory	Handymax	41,061	1984
Genco Explorer (3)	Handysize	29,952	1999
Genco Pioneer (3)	Handysize	29,952	1999
Genco Progress (3)	Handysize	29,952	1999
Genco Reliance (3)	Handysize	29,952	1999
Genco Sugar (3)	Handysize	29,952	1998

(1)
Each vessel is a sister ship of the other indicated vessels.

(2)
Each vessel is a sister ship of the other indicated vessels.

(3)
Each vessel is a sister ship of the other indicated vessels.

Fleet Management

        Our management team and other employees are responsible for the commercial and strategic management of our fleet. Commercial management involves negotiating charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management involves locating, purchasing, financing and selling vessels. Our management team is led by our President, Robert Gerald Buchanan, who has 40 years of experience in the shipping industry and most recently served as the managing director of Wallem. Mr. Buchanan has a broad range of experience in ship management operations and engineering.

        We intend to use the services of reputable independent technical managers for the technical management of our fleet. We currently contract with Wallem, an independent technical manager, for our technical management. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. However, members of our New York City-based management team oversee the activities of our independent technical manager. The head of our technical management team has over 30 years of experience in the shipping industry.

        Wallem, founded in 1971 and currently based in Hong Kong, is one of the largest ship management companies in the world. As a subsidiary of the Wallem Group, Wallem Shipmanagement is backed by over 35 years of experience in the industry. Wallem, also known worldwide for its agency network, covering all major ports in China, Hong Kong, Japan, Vietnam, Taiwan, Thailand, Malaysia, Indonesia, the Philippines and Singapore, has managed almost 800 vessels of virtually every type and trade over the past 32 years amounting to a total deadweight managed of 55 million tons. The ship management team currently consists of approximately 6,250 people that work on Wallem managed ships and in Wallem offices around the world. It currently manages over 200 vessels of all types, including approximately 80 Panamax, Handymax and Handysize drybulk carriers totaling in excess of 16 million dwt and meeting strict quality standards including SEPS, ISO 9002, ISO9001, ISO 14001, ISMA 1994/2003, ISM, OHSAS 18001 and the Green Award program.

        Under our technical management agreements, our technical manager is obligated to:

  •
  provide personnel to supervise the maintenance and general efficiency of our vessels;

  •
  arrange and supervise the maintenance of our vessels to our standards to assure that our vessels comply with applicable national and international regulations and the requirements of our vessels' classification societies;

  •
  select and train the crews for our vessels, including assuring that the crews have the correct certificates for the types of vessels on which they serve;

  •
  check the compliance of the crews' licenses with the regulations of the vessels' flag states and the International Maritime Organization, or IMO;

  •
  arrange the supply of spares and stores for our vessels; and

  •
  report expense transactions to us, and make its procurement and accounting systems available to us.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including the following:

  •
  We own a modern, high-quality fleet of drybulk carriers. We have a modern fleet consisting of vessels with an average age of eight years as of March 31, 2005 as compared to the average age of approximately 16 years for the world fleet. All of our vessels were built in Japanese shipyards with a reputation for constructing high-quality vessels, with 13 of our vessels having been built at the Oshima S.B. Co. shipyard. We believe that owning a modern, high-quality fleet:

    —
    reduces operating costs and fuel consumption;

    —
    allows us to secure favorable financing terms by enabling lenders to feel secure with their collateral;

    —
    makes our fleet more reliable by reducing the likelihood of breakdowns and off-hire;

    —
    reduces potential liabilities by enabling us to perform charters at the agreed vessel speed; and

    —
    provides us with a competitive advantage in securing favorable time charters from charterers who prefer vessels that have greater fuel efficiency than older vessels and can serve with fewer interruptions due to breakdowns.

  •
  Our fleet includes three groups of sister ships. Sister ships can use similar spare parts, and their crews are interchangeable. We believe that maintaining a fleet that includes sister ships increases our revenue generating potential by improving our operational and scheduling flexibility and reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels. We also believe that having sister ships makes our fleet more attractive to time charterers because they can interchange cargoes among the sister ships.

  •
  Our Chairman and board of directors have substantial experience in the shipping industry. Peter C. Georgiopoulos, the Chairman of our board of directors, is the founder of General Maritime Corp. (NYSE: GMR), a large, publicly traded supplier of international seaborne crude oil transportation services. Mr. Georgiopoulos oversaw the growth of General Maritime from a single vessel privately owned company to a publicly traded owner and operator of 47 tankers. Including Mr. Georgiopoulos, four of the six members of our board have extensive experience in managing private and publicly traded shipping companies.

  •
  We have an experienced U.S.-based management team. Our management team is based in New York City and includes several executives with extensive experience in the shipping industry who have demonstrated substantial ability in managing the commercial, technical and financial aspects of our business. Our management team is led by our President, Robert Gerald Buchanan, who has 40 years of experience in the shipping industry. Mr. Buchanan has a broad range of experience in the shipping industry and most recently served as the managing direction of Wallem. Our Chief Financial Officer, John C. Wobensmith, has worked in the shipping industry for over 11 years before joining us. He has been involved in a wide range of ship finance projects both in the commercial and investment banking sectors. Our current management team has an average of over 25 years of shipping industry experience.

  •
  We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the direct result of the quality and experience of our management team. In addition, we have developed a strong relationship with Wallem, an international vessel management company with over 35 years of experience that currently manages 211 vessels with a carrying capacity totaling in excess of 16 million dwt while meeting strict quality control standards. We currently contract with Wallem for the technical management of the vessels in our fleet. We believe that these relationships will lead to greater charter opportunities for our vessels.

  •
  We have a strong balance sheet and will have limited indebtedness outstanding immediately after the completion of the offering. We expect to repay a significant portion of our outstanding indebtedness with the net proceeds of this offering and to have $99.4 million of outstanding debt on the closing of the offering. We expect this reduction in outstanding indebtedness, along with our new credit facility, will increase our borrowing ability, which together with the free cash flow from our operations, will allow us to fund future vessel acquisitions and, consistent with our strategy, will enhance our ability to make dividend payments.

  •
  We will maintain commercial management of our fleet in-house. We intend to retain the commercial management of our fleet in-house, thereby benefiting from the substantial experience of our management team in the shipping industry while avoiding brokerage commissions to related parties. It also serves to prevent conflicts of interest because, unlike transactions involving brokers, our employees do not have a personal financial interest in the charter contracts.

Our Business Strategy

        Our strategy is to manage and expand our fleet in a manner that enables us to pay dividends to our shareholders. To accomplish this objective, we intend to:

  •
  Strategically expand the size of our fleet. We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose and amounts borrowed under our new credit facility. In addition, we will consider future equity offerings to fund significant acquisitions.

  •
  Continue to operate a high-quality fleet. We intend to maintain a modern, high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements that are required before a vessel owner can secure employment for its vessels. In addition, we intend to maintain the high quality of our existing fleet and subsequent acquisitions by maintaining, through our technical manager, a rigorous and comprehensive maintenance program, including supervision of our independent third party technical manager by our own staff. Additionally, our technical managers maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea. We believe that this ongoing maintenance program can ultimately reduce periods of off-hire and increase revenues.

  •
  Pursue an appropriate balance of time and spot charters. With the exception of the Genco Leader and Genco Trader, all of our vessels are under long-term charters with an average remaining life of 1.7 years as of March 31, 2005. These charters provide us with relatively stable revenues and a high fleet utilization. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including arranging longer charter periods and entering into short-term time and voyage charters.

  •
  Maintain low-cost, highly efficient operations. We intend to outsource technical management to third-party technical managers such as Wallem at a lower cost than we could achieve by performing the function in-house. Our management team will actively monitor and control vessel operating expenses incurred by these independent technical managers by overseeing their activities. In addition, we will have our own technical staff that is able to supervise our third-party technical managers. Finally, we will maintain low-cost, highly efficient operations by capitalizing on the cost savings and economies of scale that result from operating sister ships that are able to interchange spare parts and share crews easily.

  •
  Capitalize on our management team's reputation. Based on our current team of professionals with an average of over 25 years of shipping industry experience, we intend to capitalize on our management team's reputation for high standards of performance, reliability and safety and maintaining relationships with major international charterers, many of whom consider the reputation of a vessel owner and operator when entering into time charters. We believe that our management team's track record improves our relationships with high-quality shipyards and financial institutions, many of which consider reputation to be an indicator of creditworthiness.

Our Charters

        We currently employ our drybulk carriers to customers under time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers, port expenses and canal dues.

        Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. Our vessels operate worldwide within the trading limits imposed by our insurance terms. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

        Except with respect to the time charters for the Genco Trader and the Genco Leader, each of our current time charters expires within a range of dates (for example, a minimum of 20 and maximum of 28 months following delivery), with the exact end of the time charter left unspecified to account for the uncertainty of when a vessel will complete its final voyage under the time charter. The charterer may extend the charter period by any time that the vessel is off-hire. If a vessel remains off-hire for more than 30 consecutive days, the time charter may be cancelled at the charterer's option.

        In connection with the charter of each of our vessels, we pay commissions ranging from 1 1/4% to 5% of the total daily charterhire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterer, depending on the number of brokers involved with arranging the relevant charter.

        We will monitor developments in the drybulk shipping industry on a regular basis and will strategically adjust the charterhire periods for our vessels according to market conditions as they become available for charter.

        The following table sets forth information about the charters for our fleet:

Vessel	Time Charter Rate (1)		Charterer	Charter Expiration (2)
Genco Beauty	$29,000		Cargill	February 2007
Genco Knight	29,000		BHP	January 2007
Genco Leader	27,500	(3)	Cargill	July 2005
Genco Vigour	29,000		BHP	December 2006
Genco Trader	17,350		STX Pan Ocean	July 2005
Genco Success	23,850		KLC	January 2007
Genco Carrier	24,000		DBCN, Panama	December 2006
Genco Prosperity	23,000		DS Norden	March 2007
Genco Wisdom	24,000		HMMC	January 2007
Genco Marine	26,000	(4)	NYK Europe	March 2007
Genco Glory	18,250		E D F Man Shipping	December 2006
Genco Explorer	17,250		Lauritzen Bulkers	August 2006
Genco Pioneer	17,250		Lauritzen Bulkers	September 2006
Genco Progress	17,250	(5)	Lauritzen Bulkers	September 2006
Genco Reliance	17,250		Lauritzen Bulkers	August 2006
Genco Sugar	17,250		Lauritzen Bulkers	August 2006

(1)
Time charter rates presented are the gross daily charterhire rates before the payments of brokerage commissions ranging from 1.25% to 5% to unaffiliated third parties. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.

(2)
The dates presented on this table represent the earliest dates that our charters may be terminated. Except with respect to the Genco Trader and Genco Leader charters, under the terms of the contracts, charterers are entitled to extend time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.

(3)
Rate is $27,500 if discharge is between Singapore and Japan or $27,000 if discharge is elsewhere in Southeast Asia, that is, Indonesia, Malaysia, the Philippines or Thailand.

(4)
The time charter rate is $26,000 until March 2006 and $18,000 thereafter.

(5)
The time charter rate was $21,560 through March 2005 and $17,250 thereafter.

Our Customers

        Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as Lauritzen Bulkers, Cargill, BHP, NYK Europe and HMMC. During the three months ended March 31, 2005, two of our charterers, Lauritzen Bulkers and BHP, each accounted for more than 10% of our revenues. All of our present charterers have been approved by the lenders under our current credit facility.

Lauritzen Bulkers Charters

        Five of our vessels, the Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar, are currently under time charter to Lauritzen Bulkers. Our charter agreements with Lauritzen Bulkers are substantially similar to one another and contain generally the same terms as described above under "—Our Charters." Each such charter has the duration and daily time charter rate as described in the chart above under "—Our Charters." In addition, these charter agreements with Lauritzen Bulkers contain the terms described below.

        Under its charters, Lauritzen Bulkers pays charterhire to us every 15 days in advance, Lauritzen Bulkers may direct where the chartered vessels load and discharge cargo, but is limited to ports that are considered to be safe and with respect to certain countries, including those subject to United Nations sanctions. Lauritzen Bulkers may also determine which types of cargoes the chartered vessels are to carry, subject to certain exclusions. Lauritzen Bulkers also has the right to lay up, or idle, the vessels.

        We are obligated to maintain the vessels and supply the crew while Lauritzen Bulkers bears the cost of bunkers (fuel oil). We agree to insure the vessels, but Lauritzen Bulkers must bear any additional war risks premiums if it sends our vessels to areas excluded from basic war risks coverage by insurance underwriters. The charters also have provisions related to off-hire, including if the vessels are arrested due to third-party claims against us or are unable to operate due to an accident, breakdown of the vessel, sickness of the crew, by reason of salvage or oil pollution and while a vessel is in drydock. Lauritzen Bulkers is not required to pay hire on a vessel while it is off-hire. In addition, the relevant time charter period may be extended at Lauritzen Bulkers option by any period that a vessel was off hire, and Lauritzen Bulkers has the option of canceling a charter if the relevant vessel is off-hire for a period of more than 30 days. Either we or Lauritzen Bulkers may cancel the charters if there is an outbreak of war between any of the United States, Russia, the United Kingdom, France or China.

        Both Lauritzen Bulkers and we represent to one another that we are signatories to the U.S. Customs Service Sea Carrier Initiative Agreement to fight drugs. There are other clauses that relate to the technical operation of the vessels, treatment of specific cargoes and our compliance with international standards governing pollution, safety and security. The Lauritzen Bulkers charters are all governed by English law and provide for London arbitration.

BHP Charters

        Two of our vessels, the Genco Knight and Genco Vigour, are currently under time charter to BHP. Our charters with BHP are substantially similar to one another and contain generally the same terms as described above under "—Our Charters." Each such charter has the duration and daily time charter rate as described in the chart above under "—Our Charters."

        In addition, under its charters, BHP pays charterhire to us semimonthly in advance. BHP may direct where the chartered vessels load and discharge cargo but is limited to ports that are considered to be safe and with respect to certain countries, including those subject to United Nations sanctions. BHP may also determine which types of cargoes the chartered vessels are to carry, subject to certain exclusions. BHP also has the right to lay up, or idle, the vessels.

        We are obligated to maintain the vessels and supply the crew while BHP bears the cost of bunkers (fuel oil). We agree to insure the vessels, but BHP must bear any additional war risks premiums if it sends our vessels to areas excluded from basic war risks coverage by insurance underwriters. The charters also have provisions related to off-hire. BHP is not required to pay hire on a vessel while it is off-hire. In addition, the relevant time charter period may be extended at BHP's option by any period that a vessel was off hire, and BHP has the option of canceling a charter if the relevant vessel is off-hire for a continuous period of more than 45 days. Either we or BHP may cancel the charters if there is an outbreak of war between any of the United States, Commonwealth of Independent States, United Kingdom, France, Germany, Denmark, Japan or China.

        Under the terms of these charters, we and BHP represent that we have a policy on drug and alcohol abuse and testing. There are other clauses that relate to the technical operation of the vessels, treatment of specific cargoes and our compliance with international standards governing pollution, safety and security. The BHP charters are all governed by English law and provide for London arbitration.

Competition

        Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location and size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of drybulk carriers in the Panamax, Handymax and Handysize class sectors some of whom may also charter our vessels as customers. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners.

Crewing and Shore Employees

        Each of our vessels is crewed primarily with 23 officers and seamen. Our technical managers are responsible for locating and retaining qualified officers for our vessels. The crewing agencies handle each seaman's training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

        As of March 31, 2005, when we had 14 drybulk carriers, we employed three shore-based personnel and there were approximately 325 seagoing personnel on our vessels. As of the date of this prospectus, we employ approximately ten shore-based personnel and there are approximately 375 seagoing personnel on our vessels.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We believe that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations related to environmental protection and operational safety in force in the countries in which our vessels may operate or are registered.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include, but are not necessarily limited to, local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators, in the jurisdictions in which our vessels operate or are registered. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary authorizations could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

        We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and could accelerate the scrapping of older vessels throughout the drybulk shipping industry.

        Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental and health and safety laws and regulations applicable to us as of the date of this prospectus. We are unaware of any pending or threatened material litigation or other material administrative or arbitration proceedings against us based on alleged non-compliance with or liability under such laws or regulations. The risks of substantial costs, liabilities, penalties and other sanctions for the release of oil or hazardous substances into the environment or non-compliance are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities, penalties or other sanctions will not be incurred by or imposed on us in the future.

International Maritime Organization

        The IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978, which has been updated through various amendments, or the "MARPOL Convention." The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution-prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and took effect on May 19, 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversions after such date. We believe that all our vessels comply in all material respects with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, results of operations, cash flows and financial condition.

        The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

        Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for the vessels in our fleet for which certificates are required by the IMO. We review these compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the ship owner to liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. As of the date of this prospectus, each of our vessels is ISM Code-certified. However, there can be no assurance that such certificates will be maintained.

        Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to approximately $6.9 million plus $962.24 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.9 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault. Under the 1992 Protocol, a ship owner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted (such as the United States), various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan.

The United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

  •
  natural resources damage and the costs of assessment thereof;

  •
  real and personal property damage;

  •
  net loss of taxes, royalties, rents, fees and other lost revenues;

  •
  lost profits or impairment of earning capacity due to property or natural resources damage; and

  •
  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

  •
  loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        We currently maintain pollution liability insurance coverage in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

        OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. Under those regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If such an insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

        The U.S. Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing certificates of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

        We manage our exposure to losses through the operation of well-maintained, well-managed, and well-equipped vessels, and the development and implementation of safety and environmental programs, including a maritime compliance program and our insurance program. We believe that we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, there can be no assurance that any new regulations or requirements will not have a material adverse effect on us.

Other Environmental Initiatives

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners and operators for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        The United States Clean Water Act or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. A recent U.S. federal court decision could result in a requirement for vessels to obtain CWA permits for the discharge of ballast water in U.S. ports. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from this permit requirement. However, in Northwest Environmental Advocates v. EPA, N.D. Cal., No. 03-05760 SI, March 31, 2005, the U.S. District Court for the Northern District of California ordered EPA to repeal the exemption. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program or face penalties. Although EPA will likely appeal this decision, if the exemption is repealed, we will incur certain costs to obtain CWA permits for our vessels. While we do not believe that the costs associated with obtaining such permits would be material, it is difficult to predict the overall impact of CWA permitting requirements on the drybulk shipping industry.

        The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry.

        Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the United States Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS Convention, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

  •
  on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of vessel security plans; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS Convention security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of class certification, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

  •
  Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

  •
  Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

  •
  Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery (including the electrical plant) and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All the vessels in our fleet are certified as being "in class" by ABS American Bureau of Shipping, Lloyds Register of Shipping, Nippon Kaiji Kyokai (NKClass) or China Classification Society. The additional vessels that we have agreed to purchase must be certified before their delivery under our purchase contracts. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

        The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S.-exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.

        While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover and loss of hire insurance for our fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

        We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $60,000 per vessel per incident for Genco Glory and our Handysize vessels and $75,000 per vessel per incident for the rest of our fleet.

Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Loss of Hire Insurance

        We maintain loss of hire insurance which covers business interruptions and related losses that result from the loss of use of a vessel. Our loss of hire insurance has a 14-day deductible and provides claim coverage for up to 90 days.

Legal Proceedings

        We have not been involved in any legal proceedings which we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

        We do not own any real property. As of July 2005, we lease an office of 10,000 square feet at 35 West 56th Street, New York, New York, at a monthly rate of $55,000 on a month-to-month basis.

Exchange Controls

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock. However, we cannot assure you that the Marshall Islands will not enact restrictions on the export or import of capital in the future.

NEW CREDIT FACILITY

        In July 2005, we entered into a commitment letter with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited pursuant to which, subject to the fulfillment of certain conditions, they will provide us with a new credit facility that will be used to refinance existing indebtedness, to fund future vessel acquisitions and for working capital requirements.

        The new credit facility will have a term of ten years. We will be permitted to borrow up to the entire principal amount to refinance existing indebtedness and to fund future vessel acquisitions, and up to $20 million for working capital purposes. The facility limit will be $450 million for a period of six years from the date of the loan agreement. Thereafter the facility limit will reduce by an amount equal to 8.125% of the total committment, semi-annually over a period of four years and reducing to $0 on the tenth anniversary.

        Our obligations under the new credit facility will be secured by a first priority mortgage on each of the vessels in our fleet and such other vessels pledged as collateral that we may from time to time include with the approval of our lenders as well as a first assignment of all associated freights, earnings and insurances. We may grant additional security from time to time.

        Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. It will be a condition precedent to the initial drawdown under our new credit facility that we have received at least $230 million in net cash proceeds from this offering. Before each subsequent drawdown, we will be required, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. To the extent that the vessels in our fleet that secure our obligations under the new credit facility are insufficient to satisfy minimum security requirements at the time of a drawdown or any time thereafter, we will be required to grant additional security or obtain a waiver or consent from our lenders. We will also not be permitted to borrow amounts under the facility, and will be required to immediately repay all amounts outstanding under the facility, if we undergo a change in control.

        Interest on the amounts drawn will be payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the new credit facility and 1.00% per annum over LIBOR thereafter. Overdue interest and principal will bear interest at a rate equal to 2% per annum above the otherwise applicable rate. We will also be obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility.

        Under the terms of our new credit facility, we will be permitted to pay or declare dividends in accordance with the description under "Dividend Policy" and so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

        The covenants in our new credit facility will require us, among other things, to:

  •
  ensure that the fair market value of our collateral vessels is not less than 130% of our outstanding indebtedness;

  •
  maintain a ratio of total indebtedness to total capitalization of not more than 0.70 to 1.00 for the first five years and 0.60 to 1.00 thereafter;

  •
  maintain a ratio of our earnings before interest, taxes, depreciation and amortization to interest expense of not less than 2.00 to 1.00;

  •
  maintain working capital liquidity in an amount not less than $500,000 per vessel securing borrowings under the facility; and

  •
  maintain a minimum shareholders' equity of no less than 80% of our shareholder's equity at the end of the last fiscal quarter preceding the completion of this offering on a pro forma basis assuming completion of this offering.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages (as of June 1, 2005) and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Peter C. Georgiopoulos	44	Class III Director and Chairman
Robert Gerald Buchanan	56	President
John C. Wobensmith	35	Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer
Stephen A. Kaplan*	46	Class III Director
Nathaniel C. A. Kramer*	44	Class II Director
Mark F. Polzin*	59	Class II Director
Rear Admiral Robert C. North, USCG (ret.)*	61	Class I Director
Basil G. Mavroleon*	58	Class I Director

*
Have agreed to serve on our board of directors effective on the closing of the offering.

        The term of our Class I directors expires in 2006, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008. Our Class I, Class II and one of our Class III directors have agreed to serve as directors effective as of the closing of this offering.

        The business address of each officer and director is the address of our principal executive offices, which are located at 35 West 56th Street, New York, New York 10019.

        Biographical information with respect to each of our directors and executive officers is set forth below.

        Peter C. Georgiopoulos has served as Chairman and as a member of our Board of Directors since our inception. Since 1997, Peter C. Georgiopoulos served as Chairman and CEO of General Maritime Corporation, a company he founded. Under the leadership of Mr. Georgiopoulos, General Maritime Corporation, grew from a single ship ownership company to what today ranks as the second largest midsize oil tanker company in the world. From 1991 to 1997, he was the principal of Maritime Equity Management a ship-owning and investment company that he founded in 1991. From 1990 to 1991, he was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Before entering the investment banking business, he had extensive experience in the sale, purchase and chartering of vessels while working for shipowners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping. He holds an MBA from Dartmouth College.

        Robert Gerald Buchanan serves as our President. Mr. Buchanan has 40 years of shipping experience, holding various senior operating, engineering and management positions. Before joining our company, Mr. Buchanan spent eight years as a Managing Director of Wallem, a leading technical management company. As the senior executive at Wallem, Mr. Buchanan was responsible for the safe and efficient operations of close to 200 vessels, as well as management of approximately 500 onshore and seagoing staff. From 1990 to 1996, Mr. Buchanan was Technical Director of Canada Steamships Lines of Montreal, overseeing a fleet of bulk carriers. Before this, Mr. Buchanan managed an oceanographic research vessel for NATO from 1986 to 1990, was Superintendent Engineer of Denholm Ship Management's United Kingdom office from 1982 to 1986, and Chief Engineer of Denholm Ship Management from 1969 to 1982. Mr. Buchanan was educated at Glasgow Nautical College and obtained a First Class Engineers license for the both steam and motor ships. Among his industry affiliations, Mr. Buchanan was a member of the International Committee for Gard Protection & Indemnity Association.

        John C. Wobensmith serves as our Chief Financial Officer and Principal Accounting Officer and is responsible for overseeing our accounting and financial matters. Mr. Wobensmith has over 11 years of experience in the shipping industry, with a concentration in shipping finance. Before becoming our Chief Financial Officer, Mr. Wobensmith served as a Senior Vice President with American Marine Advisors, Inc., an investment bank focused on the shipping industry. While at American Marine Advisors, Inc., Mr. Wobensmith was involved in mergers and acquisitions, equity fund management, debt placement and equity placement in the shipping industry. From 1993 through 2000, he worked in the international maritime lending group of The First National Bank of Maryland serving as a Vice President from 1998. He has a bachelors degree in economics from St. Mary's College of Maryland, and holds the Chartered Financial Analyst designation.

        Stephen A. Kaplan has agreed to serve on our board of directors effective on the closing of the offering. From 2001 to the present, he has served as a director of General Maritime. Since 1995, Mr. Kaplan has been a principal of Oaktree Capital Management, LLC, a private investment management firm, where he co-manages Oaktree's Principal Activities Group which invests in majority and significant minority positions in both private and public companies. Mr. Kaplan currently has in excess of $3.5 billion in assets under his management. Since 1993, he has served as portfolio manager of all of Oaktree's Principal Opportunities Funds, including OCM Principal Opportunities III Fund, L.P. and OCM Principal Opportunities Fund IIIA, L.P., which collectively owns approximately 66.5% of Fleet Acquisition, our sole shareholder. From 1993 to 1995, Mr. Kaplan was a Managing Director of Trust Company of the West. Before joining the Trust Company of the West, Mr. Kaplan was a partner of the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan currently serves as a director of numerous private and public companies.

        Nathaniel C. A. Kramer has agreed to serve on our board of directors effective on the closing of the offering. Mr. Kramer is a principal at Mercantile Capital Group LLC, a private equity firm with offices in New York and Chicago, and Managing Director of his firm's New York office from 1999 to present. He brings over 20 years of investment experience in both the public and private capital markets. He started his career with Allen and Company, a private equity firm, and recently served as its Vice President. Mr. Kramer has led investments in a wide range of industries including telecommunications, wireless infrastructure, waste management, data communications, B2B commerce and Internet infrastructure sectors. Mr. Kramer also serves on the boards of MoveOnIn, Inc. and Environmental Asset Management.

        Mark F. Polzin has agreed to serve on our board of directors effective on the closing of the offering. Since 1995, Mr. Polzin has served as the President of Moreland Management Co., and became its Chief Executive Officer in 2005. Moreland is a private asset management company serving the Leonard, Jeffrey and Richard Horvitz families. It oversees more than 100 separate investments, including a broad range of buyout, private equity and real estate funds. Prior to joining Moreland in 1989, Mr. Polzin served for 18 years as an executive and director of several midwestern community banking organizations. He is a charter member of the Wealth Management Client Advisory Board of The Northern Trust Company, Chicago, and a founding member, director, and officer of the Center for the Study of Taxation, Costa Mesa, California. He holds a B.S. in Economics from the University of Wisconsin-Milwaukee and a J.D. from Marquette University Law School.

        Rear Admiral Robert C. North, USCG (ret.) has agreed to serve on our board of directors effective on the closing of the offering. Since his retirement from the active duty with the U.S. Coast Guard in April of 2001, Rear Admiral North has served as the president of North Star Maritime, Inc., a marine industry consulting firm, specializing in international and domestic maritime safety, security and environmental protection issues. While on active duty with the U.S. Coast Guard, Rear Admiral North reached the position of Assistant Commandant for Marine Safety, Security and Environmental Protection, where he directed national and international programs for commercial vessel safety, merchant mariner licensing and documentation, port safety and security and waterways management. He is a graduate of the Baltimore Polytechnic Institute, State University of New York Maritime College at Fort Schuyler and the U.S. Army War College.

        Basil G. Mavroleon has agreed to serve on our board of directors effective on the closing of this offering. Mr. Mavroleon has been employed in the shipping industry for the last 37 years. Since 1986,

Mr. Mavroleon has served as Managing Director of Charles R. Weber Company, Inc. one of the largest ship brokerages and marine consultants in the United States. Since its inception in 2003, Mr. Mavroleon has also served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund dealing with tanker freight forward agreements and derivatives. Mr. Mavroleon is a member of the Baltic Exchange and is on the board of the Associate Membership Committee of Intertanko, the Membership Committee of the Association of Ship Brokers and Agents, and is Vice Chairman of the New York World Scale Committee.

Board Practices

        Upon the closing of this offering, we will establish an Audit Committee comprised of three board members, which will be responsible for reviewing our accounting controls and the engagement of our outside auditors. Each member will be an independent director. In addition, we will establish a Compensation Committee comprised of three independent directors, which will be responsible for establishing executive officers' compensation and benefits. The initial members of the Audit Committee will be Nathaniel C. A. Kramer, Stephen A. Kaplan and Mark F. Polzin. The initial members of the Compensation Committee will be Peter C. Georgiopoulos, Stephen A. Kaplan and Nathaniel C. A. Kramer. We also expect to establish a Nominating and Corporate Governance Committee whose initial members will be Peter C. Georgiopoulos, Basil G. Mavroleon and Rear Admiral Robert C. North, USCG (ret.).

        We intend to appoint an independent director qualifying as an audit committee financial expert to the Audit Committee under the corporate governance rules of the Nasdaq National Market within 90 days of the closing of this offering.

Compensation of Directors and Senior Management

        We paid no compensation to members of our senior management for the year ended December 31 2004. Non-employee directors will receive annual fees in the amount of $30,000, a fee of $20,000 for an audit committee assignment, $15,000 for a compensation committee assignment and $7,500 for a nominating and corporate governance committee assignment. We expect to pay our senior management aggregate compensation during 2005, before bonuses, of $550,000 on an annualized basis. In addition, we expect to pay Mr. Wobensmith a bonus of $50,000 following the closing of this offering. We will reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors.

Equity Incentive Plan

        We expect to adopt an equity incentive plan, which will entitle our officers, key employees and directors to receive options to acquire shares of our common stock, restricted shares and stock appreciation rights. We will reserve a total of 2,000,000 shares of common stock for issuance under the plan. Our board of directors will administer the plan. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per share to be determined by our board of directors. We expect that the per share exercise price for the first options granted under the plan will be equal to the higher of the offering price per share in this offering or the fair market value of a share of our common stock on the date the options are granted. Any shares of common stock received on exercise of the options may not be sold until three years after the closing of this offering. All options will expire ten years from the date of grant. The plan will expire five years from the closing of this offering.

        We have agreed to award each of Messrs. Buchanan and Wobensmith 20,000 restricted shares of common stock following the closing of this offering valued at the initial offering price, with a four-year vesting period. In addition, we have agreed to award to each of Messrs. Buchanan and Wobensmith one share of common stock (up to the number of shares equal to $100,000 divided by the initial public offering price shown on the cover of this prospectus) for each share purchased by Messrs. Buchanan and Wobensmith in the directed share program described in "Underwriting—Directed Share Program." Each of our directors, other than Mr. Kaplan, will receive a share grant of 1,200 shares of restricted stock.

Employment Agreements

        We expect to enter into employment agreements with each of Messrs. Buchanan and Wobensmith.

PRINCIPAL AND SELLING SHAREHOLDER

        The following table sets forth information regarding (1) our sole beneficial shareholder, Fleet Acquisition, (2) the persons who may be deemed to be beneficial owners of more than 5% of our common stock as a result of the membership of such persons on the management committee of Fleet Acquisition and (3) the total amount of common stock deemed to be beneficially owned by our officers and directors, individually and as a group, in each case as of July 18, 2005 and after giving effect to this offering.

Identity of Person or Group	Number of shares owned	Percent of class before offering	Percent of class owned after offering if over-allotment option is not exercised	Number of shares to be sold and percentage of class owned after offering if over-allotment option is exercised in full
Fleet Acquisition LLC	13,500,000	100%	(54.4%)	1,695,000 (47.6%)
Peter C. Georgiopoulos (1)	13,500,000	100%	(54.4%)	1,695,000 (47.6%)
Stephen A. Kaplan (1)	13,500,000	100%	(54.4%)	1,695,000 (47.6%)
B. James Ford (1)	13,500,000	100%	(54.4%)	1,695,000 (47.6%)
John P. Tavlarios (1)	13,500,000	100%	(54.4%)	1,695,000 (47.6%)
All officers and directors as a group (2)	13,500,000	100%	(54.4%)	1,695,000 (47.6%)

(1)
The members of the Management Committee of Fleet Acquisition, our sole shareholder, are Peter C. Georgiopoulos, Stephen A. Kaplan, B. James Ford and John P. Tavlarios. While each of Messrs. Kaplan, Ford, Georgiopoulos, and Tavlarios disclaims beneficial ownership of the shares owned by Fleet Acquisition, each may be deemed to have shared power of voting or disposition of those shares. The business address of Messrs. Kaplan and Ford is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. The business address of Messrs. Georgiopoulos and Tavlarios is 299 Park Avenue, New York, NY 10171. The business address of Fleet Acquisition LLC is 35 West 56th Street, New York, NY 10019. OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P., or the Oaktree funds, of which Mr. Kaplan serves as portfolio manager, own approximately 65.7% of the selling shareholder, and Peter C. Georgiopoulos owns approximately 26.6% of the selling shareholder. Fleet Acquisition may be deemed to be affiliated with OCM Investments, LLC, a registered broker-dealer, by reason of the relationship of the Oaktree funds with OCM Investments, LLC. Fleet Acquisition purchased our shares in the ordinary course of business, and at the time of such purchase had no agreements or understandings, directly or indirectly, to distribute those shares.

(2)
Includes shares held by Fleet Acquisition by reason of our Chairman, Mr. Georgiopoulos, and one of our directors, Mr. Kaplan, being on the Management Committee of Fleet Acquisition. Messrs. Georgiopoulos and Kaplan disclaim beneficial ownership of those shares.

RELATED-PARTY TRANSACTIONS

Registration Rights Agreement

        We intend to enter into a registration rights agreement immediately before the closing of this offering with Fleet Acquisition, pursuant to which we will grant it, its affiliates and certain of its transferees, the right, under specified circumstances and subject to specified restrictions, including restrictions included in the lock-up agreements to which Fleet Acquisition is a party, to require us to register under the Securities Act shares of our common stock held by it. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements once we are eligible to do so that will permit sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us. Immediately after this offering, Fleet Acquisition will own 13,500,000 shares entitled to these registration rights, assuming the underwriters do not exercise their over-allotment option.

Transactions with Investors, our Chairman and His Affiliates

        We are reimbursing General Maritime Corporation, of which Peter C. Georgiopoulos, our Chairman, is Chairman and Chief Executive Officer, for services provided by certain General Maritime employees in connection with this offering. These charges are estimated at $25,000 through December 31, 2004. In addition, as of June 2005 we rent 10,000 sq. feet of office space at 35 West 56th Street in New York from Genmar Realty LLC, which is owned by Peter C. Georgiopoulos. Our office lease is on a month-to-month basis through March 2006, and we currently pay $55,000 per month. We believe that this amount is at least as favorable as we could obtain from a third-party lessor.

        In addition, we employ the legal services of Constantine P. Georgiopoulos, Peter C. Georgiopoulos's father. We paid Constantine Georgiopoulos $190,000 for legal services performed for us through March 31, 2005.

        Finally, Leeds & Leeds Company, Inc., an investor with a limited stake in Fleet Acquisition, currently provides insurance brokerage services for our vessels.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 24,800,000 shares of common stock outstanding. Of these shares, the 11,300,000 shares sold in this offering, or 12,995,000 shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined under Rule 144. Immediately after completion of this offering, Fleet Acquisition will continue to own 13,500,000 shares of common stock, or 11,805,000 shares assuming the underwriters exercise their over-allotment option in full. Those shares were acquired in private transactions not involving a public offering and will therefore be treated as "restricted securities" for purposes of Rule 144. The restricted securities held by our current shareholders will be subject to the underwriter's 180-day lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144 and Regulation S under the Securities Act. The preferred stock purchase rights being registered in this offering are attached to our common stock and are subject to the same requirements for resale as the shares of common stock to which they are attached.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the then outstanding shares of our common stock, which will be approximately            shares immediately after this offering; or

  •
  an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

        Other than with respect to the shares that the selling shareholder, Fleet Acquisition, may sell to the underwriters upon the exercise of the over-allotment option, we and our directors, executive officers and the selling shareholder, have agreed, with limited exceptions, for a period of 180 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into any derivative transaction with similar effect as a sale of shares of our common stock. This lock-up period may be extended under certain circumstances, and Jefferies and Company, Inc. and Morgan Stanley & Co. Incorporated may, in their sole discretion and at any time, release all or a portion of the securities subject to these lock-up agreements for sale prior to the expiration of the 180-day lock-up period. There are no existing agreements with Jefferies & Company, Inc. or Morgan Stanley & Co. Incorporated providing consent to the sale of shares before the expiration of the lock-up period. For further information on these lock-up arrangements, please read "Underwriting—Lock-up Agreements."

        We will enter into a registration rights agreement immediately before the closing of this offering with our sole shareholder pursuant to which we will grant it, its affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act shares of our common stock held by them. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. See "Related Party Transactions—Registration Rights Agreement." In addition, and as described above, all of these shares would be available for sale into the public market pursuant to and subject to the restrictions of Rule 144, Regulation S and other exemptions under the Securities Act, as applicable.

        Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately before the consummation of this offering. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

        Under our amended and restated articles of incorporation, as of July 6, 2005, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 13,500,000 shares are issued and outstanding, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding. The information presented in this prospectus gives effect to a 27,000:1 stock split in the form of a share dividend, which took effect on July 18, 2005. Upon consummation of this offering, we will have outstanding 24,800,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive, pro rata, our remaining assets available for distribution. Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Preferred Stock

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the preferences and relative, participating, optional or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights; and

  •
  the voting rights, if any, of the holders of the series.

Directors

        Our board of directors is divided into three classes of directors, Class I, Class II and Class III, with each class as nearly equal in number as possible, serving staggered three-year terms. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

        Our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

        Initially, the term of our Class I directors will expire on the first annual meeting of shareholders following their election, the term of the Class II directors on the second meeting and the term of the Class III directors on the third meeting. Each director is elected to serve until the third following annual meeting of shareholders and until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

        Under our bylaws, annual shareholder meetings and special meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at the request of a majority of our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholder's Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by applicable law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by applicable law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

        Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

        Under the terms of our amended and restated articles of incorporation, our board of directors has the authority, without any further vote or action by our shareholders, to authorize our issuance of up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. See "—Authorized Capitalization—Preferred Stock."

Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, President, or Secretary at the direction of the board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days before the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Shareholder Rights Plan

General

        Each share of our common stock includes one right, or, collectively, the rights, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25 per share, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and Mellon Investor Services LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote, receive dividends or any other shareholder rights by virtue of its ownership of such right.

        The rights may have anti-takeover effects. The rights may cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our sole shareholder before the offering.

        We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of the Rights

        The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue before the rights distribution date or the date on which the rights expire (or thereafter, in certain circumstances). The rights are not exercisable until after the rights distribution date and will expire at the close of business on February 21, 2015, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

  •
  ten days following a public announcement that a person or group of affiliated or associated persons, or an "acquiring person," has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

  •
  ten business days following the announcement of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

        Oaktree Capital Management, LLC, Peter Georgiopoulos and Fleet Acquisition (so long as it does not acquire beneficial ownership of additional shares of common stock under certain circumstances) are excluded from the definition of "acquiring person" for purposes of the distribution of the rights, and therefore their ownership cannot trigger the distribution of the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

        Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

        Until the rights distribution date:

  •
  our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

  •
  any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

        As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

        We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

        A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person, as defined above.

        If a flip-in event occurs and we do not redeem the rights as described under the heading "Redemption of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

        When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

        A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

  •
  we are acquired in a merger or other business combination transaction, subject to limited exceptions; or

  •
  50% or more of our assets or earning power is sold or transferred.

        If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

Anti-Dilution

        The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring before the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundred thousandth of a share of preferred stock and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date before the date of exercise. The rights agreement reserves to us the right to require before the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of Rights

        At any time before the earlier of the date on which a person publicly announces that it has become an acquiring person or the date on which the rights expire, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The rights are not exercisable after a flip-in event until they are no longer redeemable. The rights will terminate immediately upon ordering the redemption and making the appropriate filing with the rights agent.

Exchange of Rights

        We may, at our option, subject to applicable laws, rules and regulations, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and before any person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding.

Amendment of Terms of Rights

        During the time the rights are redeemable, we may amend any of the provisions of the rights agreement in any way without the approval of the rights holders. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement without the approval of the rights holders, only as follows:

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

  •
  to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or any other time period, unless such lengthening is for the purpose of protecting, clarifying or enhancing the rights and benefits of the rights holders (other than an acquiring person).

Transfer Agent

        The registrar and transfer agent for our common stock is Mellon Investor Services LLC.

Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GSTL."

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs will be governed by our amended and restated articles of incorporation and bylaws and will continue to be governed by the Business Corporation Act of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the state of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholder's rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held in or outside of the Marshall Islands	•	May be held in or outside of Delaware
•	Notice:	•	Notice:
•
	Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		•
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than than 60 days before the meeting		• Written notice shall be given not less than ten nor more 60 days before the meeting

Shareholder's Voting Rights
•	Any action required to be taken by a meeting of shareholders may be taken without a meeting if the consent is in writing and is signed by all the shareholders entitled to vote	•	Shareholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•
	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
•	No provision for cumulative voting	•	The certificate of incorporation may provide for cumulative voting
Directors
•	The board of directors must consist of at least one member	•	The board of directors must consist of at least one member
•	Number of members can be changed by an amendment of the bylaws, by the shareholders, or by action of the board of directors	•
The number of board members shall be fixed by, or in the manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment of the certificate
•	If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter's Rights of Appraisal
•	Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		•
Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, however, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders
•
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	alters or abolishes any preferential right of any outstanding shares having preferences; or
	•	creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholder's Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law
•	Complaints shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort	•
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Attorney's fees may be awarded if the action is successful
•
Corporations may require a plaintiff bringing a derivative suit to give security for reasonable expenses, in such amount as the court determines, if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section.

        The Company has made, or will make, special U.S. tax elections in respect of each of the shipowning or operating subsidiaries that are potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities from that of their parent, the "Company." Therefore, for purposes of the following discussion, the Company, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the subsidiary vessels and as receiving the income therefrom.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

        Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S. source shipping income."

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

        Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, the Company is prohibited by U.S. law from engaging in the transportation of cargoes that produces 100% U.S. source income.

        Unless exempt from tax under Section 883 of the Code, our gross U.S. source shipping income generally would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

  (1)
  it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the "Country of Organization Test;" and

  (2)
  either

  (a)
  more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test"; or

  (b)
  its stock is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test"; or

  (c)
  it is a "controlled foreign corporation," or CFC, as described below and it satisfies the "50% Inclusion Test," as described below, to which, collectively, we refer as the "CFC Test."

        The Marshall Islands, the jurisdiction where the Company is incorporated, has been officially recognized by the U.S. Internal Revenue Service, or IRS, as a qualified foreign country that currently grants the requisite "equivalent exemption" from tax in respect of each category of shipping income the Company earns and expects to earn in the future. Therefore, the Company satisfies the Country of Organization Test and will be exempt from U.S. federal income taxation with respect to its U.S. source shipping income if it satisfies any one of the 50% Ownership Test, the Publicly-Traded Test or the CFC Test.

        The Company currently anticipates that after the offering, the Company will be a CFC and therefore, its principal basis for qualifying for exemption rests upon satisfying the CFC Test. For so long as the Company remains a CFC after the offering, the Company will not be able to satisfy the Publicly-Traded Test. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test after the offering.

CFC Test

        The Company will be a CFC for U.S. federal income tax purposes if more than 50% of the Company's common stock, its sole class of stock, is owned by U.S. Holders each of whom owns 10% or more of such common stock. We refer to such 10% U.S. Holders as "U.S. Shareholders."

        The regulations interpreting Section 883, which were promulgated in August 2003, provide that a foreign corporation that is a CFC will only be treated as satisfying the CFC Test if, for the relevant year in question, more than 50% of the foreign corporation's adjusted net income derived from the international operation of ships is includible in the gross income of one or more U.S. Shareholders for such taxable year, which we refer to as the "50% Inclusion Test." At the time the regulations were promulgated in 2003, income derived from the international operation of ships was a category of "Subpart F income." Subpart F income is required to be included in income of U.S. Shareholders under the CFC tax regime rules described below.

        Subsequently, in October of 2004, the American Jobs Creation Act of 2004, or the Jobs Act, was enacted. Under the Jobs Act, income derived by a foreign corporation from the international operation of ships was eliminated as a category of includible "Subpart F" income. As a result of such change, the Company and every other CFC is effectively precluded from ever being able to satisfy the 50% Inclusion Test if literally applied.

        In the absence of further regulatory guidance to the contrary, we do not believe that the 50% Inclusion Test should be interpreted in a manner that would essentially vitiate, in its entirety, the statutory provisions of Section 883 which, on their face, merely require that a foreign corporation be a CFC to qualify for the CFC Test. Instead, we believe that the 50% Inclusion Test should be interpreted to require an inclusion of income by U.S. Shareholders only to the extent such inclusion is mandated by the law. Under the current law, as amended by the Jobs Act, no inclusion is mandated. However, in the absence of any specific legal authority relating to the interaction of the "Subpart F" changes made by Jobs Act and the 50% Inclusion Test of the Section 883 regulations, the IRS or a court could disagree with our position.

Publicly-Traded Test

        The regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country. Upon completion of our offering, the Company anticipates that its common stock, which will be its sole class of issued and outstanding stock, will be "primarily traded" on the Nasdaq National Market.

        Under the regulations, the Company's common stock will be considered to be "regularly traded" on an established securities market if more than 50% of our outstanding shares of common stock are listed on the market, to which we refer as the "listing threshold."

        It is further required that in addition to the listing threshold, (i) our common stock must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (ii) the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is regularly quoted by dealers making a market in our stock.

        We anticipate that we will be able to satisfy the listing threshold and the trading frequency and trading volume tests and therefore, subject to the 5 Percent Override Rule described below, will be considered to be "regularly traded" on the Nasdaq National Market.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that common stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our outstanding common stock, to which we refer as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of our stock for more than half the number of days during the taxable year.

        We believe that, immediately after the offering, the Company will be a CFC and therefore will be subject to the 5 Percent Override Rule. Since U.S. shareholders are not "qualified shareholders" under the regulations, we do not expect to be able to establish that among the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of Section 883 to preclude the non-qualified 5% Shareholders group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. If the identity or ownership of the Company's 5% Shareholders changes in the future, the Company may be able to satisfy the Publicly-Traded Test. We can give no assurance, however, that this will be the case.

Taxation in Absence of Section 883 Exemption

        If the benefits of Code Section 883 are unavailable, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the Company's U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company's U.S. trade or business.

        The Company's U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

  •
  substantially all of the Company's U.S. source shipping income is attributable to regularly scheduled transportation such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, we believe that none of the Company's U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

        If, as the Company believes, it qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel will likewise be exempt from tax under Section 883. If, however, the Company's shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to the U.S. office of the Company, as we believe likely to be the case as the Company is currently structured, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income and branch tax regime.

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

        Subject to the discussion of passive foreign investment companies and CFCs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our common stock will be traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

        Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion below regarding U.S. Shareholders of CFCs, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Controlled Foreign Corporation Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Shareholder of a CFC. As discussed above, we anticipate that, after this offering, we will be a CFC. A U.S. Holder will be a U.S. Shareholder of us if such holder owns 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, after application of specified attribution rules.

        Assuming that we are a CFC, then each U.S. Holder who is a U.S. Shareholder on the last day of our taxable year on which we are a CFC will be required to include his pro rata share of our "Subpart F income" in his income currently as ordinary income, whether or not we make any distributions of such income. For taxable years beginning on or after January 1, 2005, Subpart F income does not include income derived from the international operation of ships. However, Subpart F income does include, among other things, passive investment income, income from the sale or purchase of certain goods to or from a related party, certain income from the provision of services to a related party and any increase in our investments in certain property located in the United States.

        Inclusions of Subpart F income will increase a U.S. Shareholder's adjusted basis in his common stock. Any subsequent distributions of earnings and profits attributable to previously included Subpart F income will be non-taxable to a U.S. Shareholder and will reduce a U.S. Shareholder's adjusted basis in his common stock.

        A U.S. Shareholder's gain on the disposition of our stock would be treated as a dividend (which may be eligible for the preferential rates applicable to "qualified dividend income," subject to legislation recently introduced in the U.S. Senate, as discussed above) to the extent of the U.S. Shareholder's pro rata share of our untaxed earnings and profits. This recharacterization rule would continue to apply for a period of five years after we cease to be a CFC. Any gain in excess of untaxed earnings and profits would be treated as capital gain, which may be treated as long-term capital gain as discussed above.

        A U.S. Shareholder will also be required to annually file an information return on IRS Form 5471 reporting his ownership of our common stock and providing certain information regarding us. We will provide our U.S. Shareholders with the information necessary to complete Form 5471.

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

        The passive foreign investment company rules will not apply to any U.S. Holder for any period during which we are a CFC and such holder is a U.S. Shareholder with respect to us.

        Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point and we are not relying on an opinion of counsel, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we were a passive foreign investment company, would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we are a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you are a Non-U.S. Holder and you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

        We intend to offer our shares of common stock through the underwriters listed in the table below. Subject to the terms and conditions described in the Underwriting Agreement, dated            , 2005 among us, the selling shareholder and the underwriters named below, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us the number of shares of our common stock listed opposite their respective names below.

Underwriters	Number of Shares
Jefferies & Company, Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Dahlman Rose & Company, LLC
DnB NOR Markets, Inc.
Total	11,300,000

        The underwriters have agreed to purchase all of the shares of our common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated, depending upon the number of shares defaulted upon and the underwriters' ability to make alternative arrangements for the purchase of such shares.

        The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. A prospectus in electronic format may be made available by one or more of the underwriters.

        The selling shareholder may be deemed to be an underwriter under the Securities Act.

        Before this offering, there has been no public trading market for shares of our common stock. Consequently, the initial public offering price of the shares will be determined through negotiations between the underwriters, the selling shareholder and us. In addition to prevailing market conditions, some of the factors to be considered in determining the initial public offering price are:

  •
  our financial information;

  •
  the operating histories of the vessels in our fleet;

  •
  the future prospects for our company and the shipping industry;

  •
  the present state of our company's development;

  •
  an assessment of our management;

  •
  the general condition of the economy and the securities markets at the time of this offering; and

  •
  the market prices of and demand for publicly traded common shares of comparable companies in recent periods.

        An active trading market for shares of our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

        DnB NOR Bank ASA, an affiliate of DnB NOR Markets, Inc., will be one of the lenders under our new credit facility and will receive customary fees in connection therewith.

Commission and Expenses

        The underwriters have advised us and the selling shareholder that they propose initially to offer shares of our common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to selected dealers (who may include the underwriters) at that price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $            per share to other dealers. After the initial public offering, the public offering price, concession and discount may change.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock from the selling shareholder.

	Per Share	Without Option	With Option
Public Offering Price
Underwriting Discounts and Commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholder

        We estimate the expenses of the offering, not including the underwriting discounts and commissions, will be approximately $2,000,000. We will pay all those expenses.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to 560,000 shares of common stock for employees, directors, officers and other persons associated with us who have expressed an interest in purchasing shares of common stock in this offering. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent those persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock being offered. Any reserved shares purchased by any person who is an employee of ours or who resides in the same household as any employee of ours will be subject to the lock-up arrangements described under "—Lock-up Agreements," below.

Over-Allotment Option

        The selling shareholder has granted the underwriters the option to purchase up to 1,695,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments made in connection with this offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above.

Qualified Independent Underwriter

        Under Rule 2710(h) of the NASD's Conduct Rules, if more than 10% of the net proceeds of a public securities offering are to be paid to an NASD member (or an affiliate of a member) who is participating in the offering, the price at which the securities are to be distributed to the public is to be established by a "qualified independent underwriter." An affiliate of DnB NOR Markets, Inc., one of the underwriters of this offering, is a lender under our existing credit facility and, in connection with the repayment of our existing credit facility, is expected to receive more than 10% of the net proceeds of this offering. Jefferies & Company, Inc. is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence.

Lock-up Agreements

        Our directors and executive officers and our sole shareholder, Fleet Acquisition, have agreed, with limited exceptions, for a period of 180 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into any derivative transaction with similar effect as a sale of shares of our common stock. In addition, any person who (1) purchases shares pursuant to the directed share program described above and (2) is an employee of ours or resides in the same household as any employee of ours will be required to enter into an agreement containing substantially the same lock-up arrangements as described above.

        We have also agreed, with limited exceptions, for a period of 180 days from the date of this prospectus, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into any derivative transaction with similar effect as a sale of shares of our common stock.

        Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated may, however, in their sole discretion and at any time and from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to the lock-up agreements described above.

        The 180-day restricted period described above will be extended if:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

  •
  before the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

In any such case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

Nasdaq Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GSTL."

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares of our common stock is complete, SEC rules may limit underwriters from bidding for and purchasing shares of our common stock. However, Morgan Stanley & Co. Incorporated on behalf of the underwriters may engage in transactions that stabilize the price of the shares of our common stock, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the Exchange Act. These transactions may include the following:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of a number of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase,

    which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

  •
  Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by the over-allotment option, a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of the shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling shareholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Discretionary Sales

        No sales to accounts over which the underwriters have discretionary authority may be made without the prior written approval of the customer.

Indemnification

        We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that may be required to be made in respect thereof.

LEGAL MATTERS

        The validity of the common stock and certain other matters relating to United States and Marshall Islands law, including certain tax matters, will be passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

DRYBULK SHIPPING INDUSTRY DATA

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

EXPERTS

        The consolidated financial statements of Genco Shipping & Trading Limited as of December 31, 2004 for the period from September 27, 2004 (date of inception) through December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The sections in this prospectus entitled "Risk Factors—The international drybulk shipping industry is cyclical and highly volatile, which may lead to reductions and volatility in our charter rates, vessel values and results of operations," "Risk Factors—Charter rates for drybulk carriers are at historically high levels and future growth will depend on continued growth in the world economy" and "The International Dyrbulk Shipping Industry," and the statistical and graphical information contained therein, and in any other instance where Drewry has been identified as the source of information included in this prospectus, have been reviewed by Drewry, which has confirmed to us that they accurately describe the international drybulk shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. For the purposes of this section, the term "registration statement" means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will be subject to the full informational requirements of the Securities Exchange Act of 1934. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC.

GLOSSARY OF SHIPPING TERMS

        The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Ballast.    A voyage during which the vessel is not laden with cargo.

        Bareboat charter.    A charter of a vessel under which the ship owner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

        Bunkers.    Heavy fuel and diesel oil used to power a vessel's engines.

        Capesize.    A drybulk carrier with capacity greater than 80,000 dwt.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a "charterparty."

        Charterer.    The party that hires a vessel for a period of time or for a voyage.

        Charterhire.    A sum of money paid to the ship owner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."

        Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

        Contract of affreightment.    A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different vessels to perform the individual sailings. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating and voyage expenses are typically borne by the ship owner.

        Drybulk carrier.    A vessel designed to carry bulk cargo, such as coal, iron ore and grain, that is loaded in bulk and not in bags, packages or containers.

        Drydocking.    The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be performed periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

        Dwt.    Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

        Fix.    A shipping industry term for arranging the charter of a vessel.

        Freight.    A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump-sum amount.

        Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

        Handymax.    A drybulk carrier with capacity ranging from 30,000 dwt to 60,000 dwt.

        Handysize.    A drybulk carrier with capacity ranging from 10,000 dwt to 30,000 dwt.

        Hull.    Shell or body of a ship.

        IMO.    International Maritime Organization, a U.N. agency that issues international standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.

        Modern.    Consistent with standard industry practice, we consider vessels that are less than 15 years of age to be modern.

        Newbuilding.    A new vessel under construction or just completed.

        Off-hire.    The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

        OPA.    The U.S. Oil Pollution Act of 1990.

        Panamax.    A drybulk carrier with capacity ranging from 60,000 dwt to 80,000 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Panama Canal.

        Period charter.    A time charter or a contract of affreightment.

        Protection and indemnity insurance.    Insurance obtained through a mutual association formed by ship owners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

        Scrapping.    The sale of a vessel as scrap metal.

        Sister ships.    Vessels of the same class and specifications typically built at the same shipyard.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by the classification society.

        Spot market.    The market for immediate chartering of a vessel, usually for single voyages.

        TCE.    Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per-voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenues (net of voyage expenses) by available days for the relevant time period. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

        Time charter.    A charter under which the ship owner is paid charterhire on a per-day basis for a specified period of time. Typically, the ship owner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

        Vessel operating expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricant and spare part costs, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents' fees, canal dues and extra war risk insurance premiums, as well as commissions, which are included in "voyage expenses."

        Voyage charter.    A charter under which a ship owner is paid freight on the basis of moving cargo from a loading port to a discharging port. The ship owner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

        Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) costs, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        Consolidated Financial Statements as of and for the three months ended March 31, 2005, and as of December 31, 2004 and for the period September 27, 2004 (date of inception) through December 31, 2004:

PAGE
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004	F-3
Consolidated Statements of Operations for the three months ended March 31, 2005 (unaudited) and the period September 27, 2004 (date of inception) through December 31, 2004	F-4
Consolidated Statements of Shareholder's Equity for the three months ended March 31, 2005 (unaudited) and the period September 27, 2004 (date of inception) through December 31, 2004	F-5
Consolidated Statements of Cash Flows for the three months ended March 31, 2005 (unaudited) and the period September 27, 2004 (date of inception) through December 31, 2004	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Genco Shipping & Trading Limited

        We have audited the accompanying consolidated balance sheet of Genco Shipping & Trading Limited (a wholly owned subsidiary of Fleet Acquisition LLC) and its subsidiaries (the "Company") as of December 31, 2004 and the related consolidated statements of operations, shareholder's equity, and cash flows for the period from September 27, 2004 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations and its cash flows for the period from September 27, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
New York, New York
May 6, 2005 (Except for the last paragraph of Note 1 as to which the date is July 18, 2005.)

GENCO SHIPPING & TRADING LIMITED
(A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC)

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 (UNAUDITED)
AND DECEMBER 31, 2004
(U.S. Dollars in thousands)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$17,330	$7,431
Restricted cash	7,108	—
Due from charterers	29	664
Prepaid expenses and other current assets	1,163	434

Total current assets	25,630	8,529

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation of $4,402 and $421, respectively	371,402	148,070
Deferred financing costs, net	4,209	4,106
Deposits on vessels	6,880	40,923

Total noncurrent assets	382,491	193,099

TOTAL ASSETS	$408,121	$201,628

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,919	$845
Current portion of long-term debt	75,857	23,203

Total current liabilities	77,776	24,048

NONCURRENT LIABILITIES:
Deferred revenue	2,771	1,643
Long-term debt	242,816	102,563

Total noncurrent liabilities	245,587	104,206

TOTAL LIABILITIES	323,363	128,254

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S EQUITY:
Common stock, par value $0.01; 100,000,000 shares authorized; 13,500,000 issued and outstanding	$135	135
Paid-in capital	72,332	72,332
Retained earnings	12,291	907

Total shareholder's equity	84,758	73,374

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$408,121	$201,628

See notes to consolidated financial statements.

GENCO SHIPPING & TRADING LIMITED
(A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)
AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004
(U.S. Dollars in thousands, except earnings per share)

	Three Months ended March 31, 2005	September 27, 2004 through December 31, 2004
	(unaudited)
REVENUES	$21,399	$1,887
OPERATING EXPENSES:
Voyage expenses	890	44
Vessel operating expenses	2,016	141
General and administative expenses	591	140
Depreciation	3,981	421

Total operating expenses	7,478	746

OPERATING INCOME	13,921	1,141
INTEREST INCOME (EXPENSE):
Interest income	83	8
Interest expense	(2,620)	(242)

NET INTEREST EXPENSE	(2,537)	(234)

NET INCOME	$11,384	$907

EARNINGS PER SHARE—BASIC	$0.84	$0.07

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,500,000	13,500,000

See notes to consolidated financial statements.

GENCO SHIPPING & TRADING LIMITED

(A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)
AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004
(U.S. Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance—September 27, 2004 (date of inception)	$—	$—	$—	$—
Capital contributions	135	72,332		72,467
Net income			907	907

Balance—December 31, 2004	135	72,332	907	73,374

Net income			11,384	11,384

Balance—March 31, 2005 (unaudited)	$135	$72,332	$12,291	$84,758

See notes to consolidated financial statements.

GENCO SHIPPING & TRADING LIMITED
(A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND
THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004
(U.S. Dollars in thousands)

	Three Months ended March 31, 2005	September 27, 2004 Through December 31, 2004
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,384	$907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,981	421
Amortization of deferred financing costs	202	—
Change in assets and liabilities:
Decrease (increase) in due from charterers	635	(664)
Increase in prepaid expenses and other current assets	(729)	(434)
Increase in accounts payable and accrued expenses	1,074	845
Increase in deferred revenue	1,128	1,643

Net cash provided by operating activities	17,675	2,718

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of vessels and equipment	(193,270)	(148,491)
Deposits on vessels	—	(40,923)

Net cash used in investing activities	(193,270)	(189,414)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	192,907	125,766
Deferred financing costs	(305)	(4,106)
Capital contributions from shareholder	—	72,467
Increase in restricted cash	(7,108)	—

Net cash provided by financing activities	185,494	194,127

NET INCREASE IN CASH	9,899	7,431
CASH AT BEGINNING OF PERIOD	7,431	—

CASH AT END OF PERIOD	$17,330	$7,431

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the period for interest	$1,418	$155

See notes to consolidated financial statements.

GENCO SHIPPING & TRADING LIMITED
(A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND THE PERIOD
SEPTEMBER 27, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2004
(U.S. Dollars in thousands, except per share amounts)

1.    GENERAL INFORMATION

        The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was formed September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC, and the 16 shipowning subsidiaries as set forth below. The Company was incorporated on September 27, 2004 and began operations on December 6, 2004 with the delivery of its first vessel.

        The Company agreed to acquire a fleet of 16 drybulk carriers from an unaffiliated third party. As of March 31, 2005, the Company had taken delivery of the following 14 drybulk carriers and took delivery of the Genco Prosperity in April 2005 and the Genco Trader in June 2005 as shown below:

Wholly Owned Subsidiaries	Vessels Acquired	dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Glory Limited	Genco Glory	41,061	12/8/04	1984
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Trader Limited	Genco Trader	69,388	6/7/05	1990

        The purchase price of the 16 vessels aggregated to approximately $421,000, which was funded from a portion of the $72,467 generated from GS&T's initial issuance of common stock to Fleet Acquisition LLC (the "Parent Company" or "Parent") from the borrowings under the Company's credit facility and from the Company's cash flows from operations.

        The Company is 100% owned by the Parent. Fleet Acquisition LLC is a limited liability company organized on November 3, 2004 under the laws of the Marshall Islands. As of December 31, 2004 and March 31, 2005, Fleet Acquisition LLC is owned 66.53% by OCM Opportunity (Oaktree Capital Management), 26.63% by Peter Georgiopoulos, and 6.84% by others.

        The information set forth in these consolidated financial statements for the three months ended March 31, 2005 is unaudited and reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the period. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

        On July 18, 2005, in connection with a proposed public offering of the Company's common stock, prior to the closing of this offering, the Company's Board of Directors and stockholder effected a 27,000:1 split (in the form of a stock dividend) of the Company's common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        Business Geographics—Non-U.S. operations accounted for 100% of revenues and net income. The Company's vessels regularly move between countries in international waters, over hundreds of trade routes.

        Segment Reporting—The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for different types of charters. Although revenue can be identified for these types of charters, management cannot and does not separately identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

        Revenue and Voyage Expense Recognition—Since the Company's inception, revenues have been generated from time charter agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recognized on a straight line basis as the average revenue over the term of the respective time charter agreement. The Company has no significant performance claims in its time charter agreements.

        Vessel Operating Expenses—Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

        Vessels, Net—Vessels, net are stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard.

        Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (lwt). At March 31, 2005 and December 31, 2004, the Company estimated the cost of steel to be approximately $175/lwt.

        Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydocking yard; cost of hiring riding crews to perform drydocking-related activities and cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. During the period September 27, 2004 (date of inception) through December 31, 2004 and for the three months ended March 31, 2005, the Company did not incur any drydocking costs.

        Inventory—Inventory consist of lubricants, which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

        Impairment of Long-Lived Assets—The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

        For the three months ended March 31, 2005 and the period September 27, 2004 (date of inception) through December 31, 2004, no impairment charges were recorded, based on the analysis described above.

        Deferred Financing Costs, Net—Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. Accumulated amortization of deferred financing costs as of March 31, 2005 and December 31, 2004 were $262 and $60, respectively.

        Deposits on Vessels—Deposits on vessels consist of payments made to the seller of vessels in advance of the Company taking possession of the vessel.

        Cash and Cash Equivalents—The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

        Restricted Cash—Restricted cash represents cash that must be used to pay future principal and interest for the subsequent quarter pursuant to the Company's existing credit facility.

        Income Taxes—Pursuant to the U.S. Internal Revenue Code of 1986 as amended (the "Code"), Section 883, effective for the Company's fiscal years beginning on or after December 1, 1987, qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if the company, engaged in the international operation of ships, meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and must satisfy certain qualified ownership requirements.

        The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax.

        The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

        Unless exempt from United States federal income taxation under the rules discussed above, a foreign corporation is subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For these purposes "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time voyage, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, "United States source shipping income" includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

        In October 2004, the U.S. Congress enacted the American Jobs Creation Act of 2004. The Act provided for certain changes in the taxation of U.S.-owned shipping companies. The Company does not believe that such changes will impact its exemption from taxation of its U.S. operations.

        Deferred Revenue—Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

        Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of due from charterers. Actual results could differ from those estimates.

        Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Although the Company earned 100% of revenues from ten customers, management does not believe significant risk exists in connection with the Company's concentrations of credit at March 31, 2005.

        Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of March 31, 2005 and December 31, 2004 due to their short-term maturity or the variable-rate nature of the respective borrowings.

        Earnings Per Share—Earnings per share has been calculated by dividing the net income by weighted average number of common shares outstanding during the period. There is no dilution for the three months ended March 31, 2005 or for the period ended December 31, 2004.

        New Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first fiscal year that begins after June 15, 2005.

        Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The adoption of SFAS No. 123R will not have a material impact on the Company's financial statements.

3.    DEPOSITS ON VESSELS

        Under the terms of the purchase agreement between the company and an unaffiliated seller, the Company was required to make a deposit of 15% of the purchase price for each vessel to be acquired for its initial fleet. The deposit for each vessel is applied towards the purchase price of that vessel on the acquisition date. As of March 31, 2005 and December 31, 2004 deposits held for the subsequent purchase of the remaining two and ten vessels were $6,880 and $40,923, respectively.

4.    RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        As of April 2005, the Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman of the Board. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month-to-month basis in the amount of $55. For the three months ended March 31, 2005 and the period from September 27, 2004 (date of inception) through December 31, 2004, the Company did not incur any of these occupancy fees.

        During the three months ended March 31, 2005 and the period from September 27, 2004 (date of inception) through December 31, 2004, the Company incurred legal services (primarily in connection with vessel acquisitions in 2004) aggregating $107 and $83 from Constantine Georgiopoulos, father of Peter C. Georgiopoulos, Chairman of the Board. At March 31, 2005 and December 31, 2004, $190 and $83, respectively, were outstanding to Constantine Georgiopoulous.

        The Company has obtained an insurance policy through Leeds & Leeds Company Inc., a broker. Leeds & Leeds Company Inc. currently holds less than 0.1% ownership in the Parent. The Company incurred $361 and $24 of insurance expense to them for the three months ended March 31, 2005 and the period from September 27, 2004 (date of inception) through December 31, 2004, respectively.

5.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Lubricants inventory	$629	$291
Prepaid Insurance	240	—
Other	294	143

Total	$1,163	$434

6.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Accounts payable	$276	$332
Accrued expenses	314	363
Accrued interest	1,027	27
Commitment fee payable	302	123

Total	$1,919	$845

7.    LONG-TERM DEBT

        Long-term debt consists of the following:

	March 31, 2005	December 31, 2004
	(unaudited)
Term Loan	$318,673	$125,766
Less: Current portion of long-term debt	75,857	23,203

Long-term debt	$242,816	$102,563

        On December 3, 2004 the Company entered into a credit facility ("2004 Credit Facility") with a limit of $357,000 with a group of lender banks. The loan has a five-year maturity at a rate of LIBOR plus 1.375% per year until $100,000 has been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments additional interest charges will be incurred. The following table sets forth our contractual obligations and the maturity dates as of March 31, 2005:

Period Ending December 31,	Total
2005 (June 1, 2005 to December 31, 2005)	$57,448
2006	73,643
2007	38,495
2008	26,779
2009	26,779
Thereafter	95,529

$318,673

        The 2004 Credit Facility is secured by a first priority mortgage on each of the vessels in the Company's fleet and a first assignment of all freights, earnings and insurances. As at March 31, 2005, the 14 vessels acquired in 2004 and 2005 as described in Note 1 had a carrying value of $371,402. As of March 31, 2005, all the principal of the loan for the 14 vessels acquired in 2004 was outstanding.

        The terms and conditions of the 2004 Credit Facility require compliance with certain restrictive covenants. Under the credit facility, the Company is required to maintain certain financial covenants requiring among other things to ensure that, the aggregate market value of the vessels in the fleet that secure the obligation under the 2004 Credit Facility exceed the aggregate principal amount of debt outstanding under the 2004 Credit Facility and maintain certain ratios such as: interest coverage ratios and maximum leverage ratios. In addition, the Company must employ all vessels under a fixed rate charter for a term ending no sooner than 24 months immediately following the vessel's purchase and maintain certain minimum funding requirements from the Parent. Vessel charterers must be approved by the lenders under the current credit facility.

        The Company failed to comply with such covenants by employing certain vessels under fixed-rate charters for terms ending sooner than 24 months immediately following the vessel's purchase. The Company received a waiver in May 2005 that deemed all charters entered into to be in compliance with the covenant for chartering except for the Genco Leader. In March and April 2005, the Company received waivers extending the required compliance date of the Genco Leader through June 30, 2005.

        The Company was obligated to receive a minimum amount of funding from the Parent on the earlier of December 15, 2004 or the delivery of the fourth vessel. On December 15, 2004, the Company was underfunded from its parent by $2,705. In May 2005, the Company received a waiver for the underfunding through May 31, 2005. The Parent made the required capital contribution in May 2005.

        Interest rates during the three months ended March 31, 2005 averaged 3.912% and ranged from 3.687% to 4.250% during that period. Interest rates during the period from inception to December 31, 2004 ranged from 3.625% to 3.875% on the Credit Facility.

8.    REVENUE FROM TIME CHARTERS

        Total revenue earned on time charters for the three months ended March 31, 2005 and the period from September 27, 2004 (date of inception) through December 31, 2004 was $21,399 and $1,887, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of March 31, 2005 will be $92,636 during the remaining nine months of 2005, $120,553 during 2006 and $22,519 during 2007.

9.    SIGNIFICANT CUSTOMERS

        For the three months ended March 31, 2005, the Company's total revenue was earned from ten customers and two customers accounted for more than 30% of revenues individually. For the period ended December 31, 2004, all of the Company's revenues were earned from four customers. For the period ended December 31, 2004, three of the Company's customers accounted for more than 10% of its revenue.

10.    LEGAL PROCEEDINGS

        From time to time the Company will be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

11.    SUBSEQUENT EVENTS (UNAUDITED)

        In May 2005, the Company received an additional capital contribution from Fleet Acquisition of $2,700.

        In June 2005 the Company has received a waiver for the Genco Trader through July 31, 2005 extending the compliance date for the covenant to employ vessels under fixed-rate charters for terms ending no sooner than 24 months immediately following the vessel's purchase.

        The following two vessels have been delivered subsequent to March 31, 2005.

Vessel	dwt	Year Built	Delivery Date
Genco Prosperity	47,180	1997	4/4/2005
Genco Trader	69,338	1990	6/7/2005

        Subsequent to March 31, 2005, the Company paid $38,989 to purchase the vessels. The purchase price paid for the vessels upon delivery was funded with $38,327 of additional debt under the Credit Facility and $662 from working capital.

Genco Beauty (Panamax Bulk Carrier)

        Through and including            , 2005, which is the 25th day after the date of this prospectus, all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$35,179
Printing Expenses	250,000
Legal Fees and Expenses	750,000
Accountants' Fees and Expenses	550,000
Nasdaq Entry Fee	120,000
National Association of Securities Dealers, Inc. Filing Fee	36,208
Blue Sky Fees and Expenses	5,000
Transfer Agent's Fees and Expenses	10,000

Other Fees and Expenses	243,613

Total	$2,000,000

Item 14.    Indemnification of Directors and Officers.

        The amended and restated bylaws of the Registrant will provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant to the extent provided by Section 60 including as follows:

        (1) all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the "Companies Acts"); and

        (2) all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

        Section 60 of the Business Corporations Act of the Marshall Islands provides as follows:

        Indemnification of directors and officers.

        (1) Actions not by or in right of the corporation.    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

        (2)    Actions by or in right of the corporation,    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        (3)    When director or officer successful,    To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (4)    Payment of expenses in advance,    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

        (5)    Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (6)    Insurance,    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity. whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.    Recent Sales of Unregistered Securities.

        On November 15, 2004, we issued 500 shares of our common stock to our sole shareholder, Fleet Acquisition LLC, for aggregate consideration consisting of $5,000, in connection with our initial capitalization. In addition, on July 18, 2005 we issued 13,499,500 shares of our common stock to our sole shareholder, Fleet Acquisition LLC, pursuant to a 27,000:1 stock split. Each of these issuances was exempt from registration pursuant to Section 4(2) of the Securities Act as a private placement to an accredited investor, as such term is defined in Rule 501(a) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
1.2
Form of Lock-up Agreement for directors, officers and certain beneficial owners of shares of common stock (incorporated by reference to Exhibit C of the Form of Underwriting Agreement (included as Exhibit 1.1)**
1.3	Form of Lock-up Agreement for certain directed share program participants**
3.1	Amended and Restated Articles of Incorporation of the Company**
3.2	Amended and Restated Bylaws of the Company**
4.1	Form of Share Certificate of the Company**
4.2	Shareholders' Rights Agreement**
5	Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company, as to the validity of the common stock
8	Opinion of Seward & Kissel LLP, United States Counsel to the Company, with respect to certain tax matters**
10.1	Registration Rights Agreement**
10.2	2005 Equity Incentive Plan**
10.3	Credit Agreement among Fleet Acquisition LLC, Genco Shipping & Trading Limited, Various Lenders, Nordea Bank Finland plc, New York Branch and Citigroup Global Markets Limited dated December 3, 2004**
10.7	Time Charter Party Between BHP Billiton Marketing AG and Genco Knight Limited**
10.8	Time Charter Party Between BHP Billiton Marketing AG and Genco Vigour Limited**
10.9	Time Charter Party Between Lauritzen Bulkers A/S and Genco Explorer Limited**
10.10	Time Charter Party Between Lauritzen Bulkers A/S and Genco Pioneer Limited**
10.11	Time Charter Party Between Lauritzen Bulkers A/S and Genco Progress Limited**
10.12	Time Charter Party Between Lauritzen Bulkers A/S and Genco Reliance Limited**
10.13	Time Charter Party Between Lauritzen Bulkers A/S and Genco Sugar Limited**
10.14	Letter of Commitment dated July 5, 2005 between Genco Shipping & Trading Limited and Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited**
21	Subsidiaries of the Company**
23.1	Consents of Seward & Kissel LLP (included in Exhibits 5 and 8)**
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Drewry Shipping Consultants Limited
23.4	Consent of Nathaniel A. Kramer**

23.5	Consent of Stephen A. Kaplan**
23.6	Consent of Mark F. Polzin**
23.7	Consent of Rear Admiral Robert C. North, USCG (ret.)**
23.8	Consent of Basil G. Mavroleon**

  **
  Previously filed.

Item 17. Undertakings.

        Reg. S-K, Item 512(f) Undertaking:    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Reg. S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        Reg. S-K, Item 512(I) Undertaking: The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant to has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 21, 2005.

GENCO SHIPPING & TRADING LIMITED
By:	/s/ ROBERT GERALD BUCHANAN Name: Robert Gerald Buchanan Title: President

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert Gerald Buchanan, John C. Wobensmith, Gary J. Wolfe, and Robert E. Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons on July 21, 2005 in the capacities indicated.

Signature	Title

/s/ PETER C. GEORGIOPOULOS Peter C. Georgiopoulos	Chairman of the Board
/s/ ROBERT GERALD BUCHANAN Robert Gerald Buchanan	President (Principal Executive Officer)
/s/ JOHN C. WOBENSMITH John C. Wobensmith	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
1.2
Form of Lock-up Agreement for directors, officers and certain beneficial owners of shares of common stock (incorporated by reference to Exhibit C of the Form of Underwriting Agreement (included as Exhibit 1.1)**
1.3	Form of Lock-up Agreement for certain directed share program participants**
3.1	Amended and Restated Articles of Incorporation of the Company**
3.2	Amended and Restated Bylaws of the Company**
4.1	Form of Share Certificate of the Company**
4.2	Form of Shareholders' Rights Agreement**
5	Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company, as to the validity of the common stock
8	Opinion of Seward & Kissel LLP, United States Counsel to the Company, with respect to certain tax matters**
10.1	Form of Registration Rights Agreement**
10.2	Form of 2005 Equity Incentive Plan**
10.3	Credit Agreement among Fleet Acquisition LLC, Genco Shipping & Trading Limited, Various Lenders, Nordea Bank Finland plc, New York Branch and Citigroup Global Markets Limited dated December 3, 2004**
10.7	Time Charter Party Between BHP Billiton Marketing AG and Genco Knight Limited**
10.8	Time Charter Party Between BHP Billiton Marketing AG and Genco Vigour Limited**
10.9	Time Charter Party Between Lauritzen Bulkers A/S and Genco Explorer Limited**
10.10	Time Charter Party Between Lauritzen Bulkers A/S and Genco Pioneer Limited**
10.11	Time Charter Party Between Lauritzen Bulkers A/S and Genco Progress Limited**
10.12	Time Charter Party Between Lauritzen Bulkers A/S and Genco Reliance Limited**
10.13	Time Charter Party Between Lauritzen Bulkers A/S and Genco Sugar Limited**
10.14	Letter of Commitment dated July 5, 2005 between Genco Shipping & Trading Limited and Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited**
21	Subsidiaries of the Company**
23.1	Consents of Seward & Kissel LLP (included in Exhibits 5 and 8)**
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Drewry Shipping Consultants Limited
23.4	Consent of Nathaniel A. Kramer**
23.5	Consent of Stephen A. Kaplan**

23.6	Consent of Mark F. Polzin**
23.7	Consent of Rear Admiral Robert C. North, USCG (ret.)**
23.8	Consent of Basil G. Mavroleon**

*
To be filed by amendment.

**
Previously filed.

QuickLinks

PROSPECTUS SUMMARY
Our Company
Our Fleet
Fleet Management
Industry Trends
Our Competitive Strengths
Our Business Strategy
Dividend Policy
Principal Executive Offices
The Offering(1)
Risk Factors
New Credit Facility
Summary Consolidated Financial and Other Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY
World Seaborne Trade in 2004
Drybulk Seaborne Trade—2004
Chinese Iron Ore Imports
Crude Steel Production
Ton-Mile Demand by Commodity
Major Drybulk Seaborne Trade Routes (2004 approximate values)
Drybulk Carrier Fleet Development—Deliveries vs. Scrappings
Drybulk Carrier Fleet and Orderbook Development
Drybulk Carrier Fleet—May 2005
Historical Drybulk Carrier Fleet and Orderbook 2001 to 2004
Drybulk Carrier Orderbook—May 2005
Drybulk Carrier Age Profile—May 2005
Drybulk Carrier Scrapping
Drybulk Fleet Ownership Summary (As of May 2005)
Time Charter Rates—12-month period, prompt delivery
Baltic Panamax Index
Drybulk Carrier Newbuilding Prices
Drybulk Carrier Secondhand Prices
BUSINESS
NEW CREDIT FACILITY
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDER
RELATED-PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
DRYBULK SHIPPING INDUSTRY DATA
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
GLOSSARY OF SHIPPING TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GENCO SHIPPING & TRADING LIMITED (A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC) CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 (UNAUDITED) AND DECEMBER 31, 2004 (U.S. Dollars in thousands)
GENCO SHIPPING & TRADING LIMITED (A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC) CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004 (U.S. Dollars in thousands, except earnings per share)
GENCO SHIPPING & TRADING LIMITED (A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC) CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004 (U.S. Dollars in thousands)
GENCO SHIPPING & TRADING LIMITED (A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC) CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004 (U.S. Dollars in thousands)
GENCO SHIPPING & TRADING LIMITED (A WHOLLY OWNED SUBSIDIARY OF FLEET ACQUISITION LLC) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND THE PERIOD SEPTEMBER 27, 2004 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2004 (U.S. Dollars in thousands, except per share amounts)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
SIGNATURES
INDEX TO EXHIBITS